Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-237948

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated May 12, 2020 (the "Base Prospectus") to which it relates, as amended or supplemented, (this Prospectus Supplement and the Base Prospectus are together the "Prospectus") and each document deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

This Prospectus and the Offering (as defined below) are only addressed to, and directed at, persons in member states of the European Economic Area (“EEA”) and the United Kingdom who are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation (Regulation (EU) 2017/1129) (“Qualified Investors”). In addition, in the United Kingdom, this Prospectus and the Offering are addressed to, and directed only at, Qualified Investors who: (i) are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) are persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (iii) are other persons to whom they may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). This Prospectus and the Offering must not be acted on or relied on: (i) in the United Kingdom, by persons who are not Relevant Persons; and (ii) in any member state of the EEA, by persons who are not Qualified Investors. Any investment or investment activity to which this Prospectus and the Offering relate is available only to Relevant Persons in the United Kingdom and Qualified Investors in any member state of the EEA, and will be engaged in only with such persons. This Prospectus contains no offer to the public within the meaning of section 102B of the Financial Services and Markets Act 2000, as amended (“FSMA”) or otherwise. This Prospectus is not a prospectus for the purposes of section 85 of the FSMA. Accordingly, this Prospectus has not been nor will it be approved as a prospectus by the United Kingdom Financial Conduct Authority (the “FCA”) under section 87A of the FSMA and it has not been filed with the FCA pursuant to the United Kingdom Prospectus Regulation Rules nor has it been approved by the London Stock Exchange plc (the “LSE”) or by a person authorized for the purposes of section 21 of FSMA.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 (Telephone 778-373-4533) (Attn: the Corporate Secretary), and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated May 12, 2020

New Issue	November 12, 2020

US$23,032,500

Common Shares

We are hereby qualifying for distribution 27,750,000 common shares (the “Offered Shares”) of Taseko Mines Limited (“Taseko” or the “Company”) at a price (the “Offering Price”) of US$0.83 per Offered Share (the “Offering”). The Offering is made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 12, 2020 among the Company and Cantor Fitzgerald Canada Corporation as lead underwriter and sole bookrunner (the “Lead Underwriter”), and a syndicate of underwriters, including Velocity Trade Capital Ltd., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TD Securities Inc. (together with the Lead Underwriter, collectively, the “Underwriters”), as more fully described under the section entitled “Plan of Distribution” in this Prospectus Supplement. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in the United States under the terms of a registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “U.S. Securities Act”).

Our common shares (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and admitted to trading on the LSE under the trading symbol “TKO” and the NYSE American (the “NYSE American”) under the trading symbol “TGB”.  The Offered Shares will be listed for trading on the TSX and NYSE American and listed on the standard segment of the Official List of the FCA (the “Official List”) and admitted to trading on the LSE’s main market for listed securities (the “Main Market”), subject to the fulfilment of the notification or listing requirements of each stock exchange. The closing price of the Company’s Common Shares on the TSX, the NYSE American, and the LSE on November 11, 2020, being the trading session on the last trading day before the date of the Prospectus, was $1.30 per Common Share, US$0.99 per Common Share and GB£0.75 per Common Share, respectively.

i

Price: US$0.83 per Offered Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	US$0.83	US$0.0498	US$0.7802
Total Offering	US$23,032,500	US$1,381,950	US$21,650,550

(1) Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the "Underwriters' Fee") equal to 6.0% of the aggregate purchase price paid by the Underwriters to the Company per Offered Share, including the sale of any Over-Allotment Shares (as defined herein) sold pursuant to the exercise of the Over-Allotment Option (as defined herein), and reimburse the Underwriters for their expenses in connection with the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' Fee, but before deducting the expenses of the Offering (including listing fees, legal fees and reimbursement of the Underwriters' expenses), which are estimated at US$450,000.

We have granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to 4,162,500 additional Common Shares (the “Over-Allotment Shares”) at the Offering Price, representing 15% of the total number of shares sold under the Offering.  The Over-Allotment Option is exercisable in whole or in part at any time on or before the 30th calendar day after the Closing Date. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be US$26,487,375, US$1,589,242.50 and US$24,898,132.50, respectively.  This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and the Over-Allotment Shares. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  See “Plan of Distribution”.

The following table sets out the number of securities issuable under the Over-Allotment Option:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price

Over-Allotment Option	Option to acquire up to 4,162,500 additional Common Shares	Exercisable within 30 days following the Closing Date	US$0.83 per Over-Allotment Share

In addition to the Offering, the Company is undertaking a non-brokered private placement of up to 2,409,638 Common Shares at the Offering Price for gross proceeds to the Company of up to US$2,000,000 (the “Concurrent Private Placement”).  No commission or finder’s fee is payable to the Underwriters in connection with the Concurrent Private Placement. This Prospectus Supplement does not qualify the distribution of the Common Shares issuable pursuant to the Concurrent Private Placement. Common Shares issued pursuant to the Concurrent Private Placement will be subject to a four month hold period under Canadian securities laws.  Closing of the Concurrent Private Placement is subject to a number of conditions, including the approval of the TSX, the NYSE American and the LSE. Closing of the Offering is not conditional upon the closing of the Concurrent Private Placement, and closing of the Concurrent Private Placement is not conditional upon the closing of the Offering.

Unless the context otherwise requires, all references to the "Offering" in this Prospectus Supplement shall include the Over-Allotment Option and all references to "Offered Shares" shall include Over-Allotment Shares, as applicable.

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement, subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by McMillan LLP and certain legal matters in connection with the Offering will be passed upon for the Underwriters by Stikeman Elliott LLP, with respect to Canadian law, and by Cooley LLP, with respect to U.S. law.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  One or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") or its nominee or The Depositary Trust Company ("DTC") and deposited with CDS or DTC on the closing date, which is expected to take place on November 17, 2020, or such later date as may be agreed upon by the Company and the Underwriters but in any event no later than 42 days following the date of filing of this Prospectus Supplement.  A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.  Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Company's Common Shares at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.  See "Plan of Distribution".

The Offering Price was determined by negotiation between the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The Underwriters propose to initially offer either directly, or through their broker-dealer affiliates or agents, the Offered Shares at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company.  See "Plan of Distribution".

None of Cantor Fitzgerald & Co., BMO Capital Markets Corp., National Bank of Canada Financial Inc. or TD Securities (USA) LLC, is registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Base Prospectus.

An investment in the Offered Shares involves significant risks. You should carefully read the "Risk Factors" section of this Prospectus Supplement beginning on page S-26, the "Risk Factors" section in the Base Prospectus beginning on page S-33 and in the documents incorporated by reference herein and therein.

You should rely only on the information contained in or incorporated by reference into this Prospectus.  The Company has not authorized anyone to provide you with different information.  The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted.  You should not assume that the information contained in this Prospectus or incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of such documents incorporated by reference herein, as applicable.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies.  Our financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission ("SEC").

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  You should read the tax discussion in this Prospectus Supplement and the accompanying Base Prospectus fully and consult with your own tax advisers.  See "Certain Canadian Federal Income Tax Considerations", "Certain Material United States Federal Income Tax Considerations" and "Risk Factors".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, that the majority of our officers and directors are not residents of the United States, that the majority of the experts named in the registration statement are not residents of the United States and that a substantial portion of the assets of these persons are located outside the United States.

THESE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Unless otherwise stated, all references in this Prospectus Supplement and the Base Prospectus to “dollars” or “$” are to Canadian dollars, references to “U.S. dollars” or “US$” are to United States dollars and references to GB£ are to British pounds sterling.

Peter Mitchell, a director of the Company, and Dan Johnson, P.E., who is named as an expert in the Base Prospectus, reside outside of Canada.  Each of Mr. Mitchell and Mr. Johnson has appointed McMillan LLP, located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, as his agent for service of process in British Columbia.  Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

Our head office is at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1.  The registered office of the Company is located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

Cantor Fitzgerald Canada Corporation
Velocity Trade Capital Ltd.
BMO Nesbitt Burns Inc.	National Bank Financial Inc.	TD Securities Inc.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

v

TABLE OF CONTENTS

BASE SHELF PROSPECTUS

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement and the Base Prospectus are together referred to as the "Prospectus". This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See "Documents Incorporated by Reference".

We filed the Base Prospectus with the securities commissions in all Canadian provinces other than Québec (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the securities described in the Base Prospectus in accordance with National Instrument 44-102 - Shelf Distributions ("NI 44-102").  The British Columbia Securities Commission issued a receipt dated May 13, 2020 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 - Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 - Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of a registration statement on Form F-10 (the "Registration Statement") that we filed with the SEC under the U.S. Securities Act utilizing the MJDS.  The Registration Statement was declared effective by the SEC under the U.S. Securities Act on June 24, 2020 (SEC File No. File No. 333-237948).  The Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by us with the SEC in accordance with the instructions to the SEC Form F-10.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Prospectus, you should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference and therein are deemed modified or superseded by the statements made by this Prospectus Supplement and the information incorporated by reference herein. We have not authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.

You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein. This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is not a prospectus for the purposes of section 85 of the FSMA and has not been approved as a prospectus by the FCA under section 87A of FSMA. In addition, this Prospectus Supplement has not been filed with the FCA pursuant to the UK Prospectus Regulation Rules, nor has it been approved by a person authorized under the FSMA or by the LSE.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents ("documents incorporated by reference" or "documents incorporated herein by reference") that we have filed with the securities regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1. our annual information form for the year ended December 31, 2019, dated as at March 30, 2020 and filed on March 30, 2020 (the "2019 AIF");

2. our audited consolidated financial statements for the years ended December 31, 2019 and 2018 together with the report of the independent auditor thereon, filed February 20, 2020

3. our management's discussion and analysis for the year ended December 31, 2019, filed February 20, 2020 (the "2019 Annual MD&A");

4. our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2020, filed October 26, 2020 (the “Interim Financial Statements”);

5. our management’s discussion and analysis of financial condition and operations for the three and nine months ended September 30, 2020, filed October 26, 2020 (the “Interim MD&A”); and

6. our management information circular dated June 2, 2020 distributed in connection with the annual meeting of shareholders held on July 8, 2020.

All documents of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by us with the securities regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer after the date of this Prospectus Supplement, and before the termination of the distribution, are also deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus (the "Additional Documents Incorporated by Reference"). These documents will include any documents of the type referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements, all management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements and all business acquisition reports filed by us subsequent to the date of this Prospectus Supplement and prior to the termination of the distribution under this Prospectus Supplement. To the extent that we file any additional prospectus supplements disclosing additional or updated information relating to the distribution of the Offered Shares with securities commissions or similar authorities in the relevant provinces of Canada after the date of this Prospectus Supplement and prior to the sale of all Offered Shares hereunder, such additional prospectus supplements shall be deemed to be incorporated by reference into the Prospectus.

Further, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that we file or furnish to the SEC after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or this Prospectus Supplement is withdrawn, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information filed or furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein). For certainty, all of the documents and information listed in paragraphs 1 through 6 above, all of which have been filed with or furnished to the SEC as part of filings on Form 40-F or Form 6-K, are hereby incorporated by reference as exhibits to the registration statement of which this Prospectus Supplement forms a part.

Any statement contained in this Prospectus Supplement, the Base Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Base Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Base Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all prospectus supplements of the Company filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares hereunder. Upon the filing by us of the condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares under this Prospectus. In addition, upon the filing by us of a new management information circular for an annual meeting of shareholders with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares under this Prospectus.

Information contained on our website, www.tasekomines.com, is not part of this Prospectus Supplement or the Base Prospectus and is not incorporated herein by reference and may not be relied upon by you in connection with an investment in the Offered Shares.

Copies of the documents incorporated herein by reference may be obtained from us upon request without charge from Taseko Mines Limited, 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 (Telephone 778-373-4533) Attn: the Corporate Secretary, or by accessing our disclosure documents available on our profile on SEDAR at www.sedar.com or at the web site of the SEC at www.sec.gov.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Prospectus.

Common Shares Offered	27,750,000 Common Shares having an aggregate offering price of US$23,032,500.

Over-Allotment Option

The Company has granted to the Underwriters an option to purchase up to an additional 4,162,500 Common Shares at the Offering Price (having an offering price of up to US$3,454,875 if the Underwriters exercise the Over-Allotment Option in full) on the same terms and conditions as the Offering, exercisable in whole or in part and from time to time, for a period of up to 30 days following closing the Closing Date to cover over-allotments, if any.

Plan of Distribution

The Offering is made pursuant to the Underwriting Agreement dated November 12, 2020 among the Company and the Underwriters. See "Plan of Distribution", including for details regarding the Underwriters' Fee.

Use of Proceeds

We will use the net proceeds of the Offering and the Concurrent Private Placement to fund ongoing operating, engineering and project costs in connection with the advancement of the development of the Florence Cooper Project, for general corporate purposes and working capital.  See "Use of Proceeds".

Risk Factors

Investing in our common shares is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described under the sections titled "Risk Factors" in this Prospectus Supplement and in the Base Prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Listing	The Company has applied to list the Offered Shares qualified for distribution by this Prospectus Supplement on the TSX and the NYSE American. The Company will apply to the FCA and the LSE, respectively for the admission of the Offered Shares to listing on the standard segment of the Official List and to trading on the Main Market. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX, NYSE American and the FCA and LSE.

Closing	Closing on a T+3 basis, on or about November 17, 2020 or such other date as the Company and the Lead Underwriter, on behalf of itself and the other Underwriters, mutually agree (the "Closing Date").

Trading symbols	TSX: TKO NYSE American: TGB LSE: TKO

MARKETING MATERIALS

Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, except Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Base Prospectus and the documents incorporated herein and therein by reference contain certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Examples of forward-statements made in this Prospectus Supplement and the Base Prospectus, including the documents incorporated by reference, include statements relating to:

  our expectations for production at Gibraltar and our related production guidance;

  our expectations regarding achievement of reduced site spending under our new operating plan without impacting 2020 copper production;

  our expectations regarding the capital and operating costs under our current mine plan for Gibraltar;

  our expectations regarding the impact of the COVID-19 pandemic on our operations;

  our expectations regarding our hedging strategies;

  our expectations of the impact of the results of the Production Test Facility ("PTF") at Florence on the projected capital and operating costs for commercial scale operations at Florence;

  our expectations for the timing and achievement of permitting for commercial scale operations at Florence;

  the expected timing of commencement, the related capital and operating costs, and the method and achievement of project financing, of construction for commercial scale operations at Florence;

  the economics of our development stage projects, including the Florence Copper Project and the Yellowhead Copper Project, including the projected capital and operating costs, net present values and internal rates of return of these projects based on technical studies completed by us;

  our expectations for the market for copper and other commodities and the impact of these commodities prices on our cash flows from operations and our ability to finance our development projects;

  our provisions for future asset retirement obligations relating to our mining activities at Gibraltar and Florence;

  our strategy to grow our business from operating cash flow from Gibraltar and develop a pipeline of complementary projects for development; and

  our expectations with regards to litigation relating to our development projects.

Such statements reflect our management's current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and known or unknown risks and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;

  changes in general economic conditions, the financial markets and in the demand and market price for our input costs, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and British pound sterling, and the continued availability of capital and financing;

  uncertainties about the effect of COVID-19, and the response of local, provincial, state, federal and international governments to the threat of COVID-19, on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;

  inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;

  uncertainties as to our ability to achieve reduced costs under our updated mine plan for Gibraltar and to otherwise control our operating costs without impacting our planned copper production;

  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

  the risk that the results from our operations of the Florence PTF and ongoing engineering and costs updates will negatively impact our estimates for current projected economics for commercial operations at the Florence Copper Project;

  uncertainties related to the accuracy of our estimates of mineral reserves (as defined below), mineral resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;

  the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;

  uncertainties related to feasibility studies for the Florence Copper Project and the Yellowhead Copper Project that provide estimates of expected or anticipated capital and operating costs, expenditures and economic returns from these mining projects;

  the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the continued operation and development of our projects, including with respect to our ability to obtain the required construction financing to move forward with commercial operations at the Florence Copper Project;

  our ability to comply with the extensive governmental regulation to which our business is subject;

  uncertainties related to our ability to obtain necessary title, licenses and permits for our future development projects and project delays due to third party opposition, particularly in respect to the Florence Copper Project that requires two key regulatory permits in order to advance to commercial operations;

  uncertainties related to First Nations claims and consultation issues;

  our reliance on rail transportation for production from Gibraltar;

  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;

  our dependence solely on our 75% interest in Gibraltar (as defined below) for revenues;

  our ability to extend existing concentrate off-take agreements or enter into new agreements;

  environmental issues and liabilities associated with mining including processing and stock piling ore;

  labor strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labor in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;

  litigation risks and the inherent uncertainty of litigation, including litigation to which our Florence Copper Project is subject;

  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;

  our ability to renegotiate our existing union agreement for Gibraltar when it expires in 2021;

  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;

  our reliance upon key personnel;

  the competitive environment in which we operate;

  the effects of forward selling instruments to protect against fluctuations in copper prices;

  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  risks related to our long-term debt that will become due and payable in 2022; and

  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading "Risk Factors".

Such information is included, among other places, in the Base Prospectus under the headings "The Company" and "Risk Factors", in our 2019 AIF under the headings "Description of Business" and "Risk Factors" and in our 2019 Annual MD&A and Interim MD&A, each of which documents are incorporated by reference into this Prospectus Supplement and the Base Prospectus, and any Additional Documents Incorporated by Reference.

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

  the price of copper and other metals will not decline significantly or for a protracted period of time;

  our mining operations will not experience any significant production disruptions that would materially affect our production forecasts or our revenues;

  we will be able to achieve the projected cost savings under our revised mining plan for 2020 without adversely impacting 2020 copper production;

  our estimates regarding future capital and operating costs at Gibraltar will be accurate;

  grades and recoveries at Gibraltar remain consistent with current mine plans;

  we will be able to incorporate the Gibraltar pit into our operations as planned;

  the results from our operations of the Production Test Facility at Florence will continue to support that commercial operations at the Florence Copper Project are technically and economically feasible;

  we will be able to obtain the construction financing necessary for us to advance the Florence Copper Project to commercial production;

  we will be able to obtain the required permits necessary for us to proceed with commercial operations at Florence;

  litigation regarding the Florence Copper Project will not materially impede or delay our ability to proceed with commercial operations at Florence;

  there are no changes to any existing agreements or relationships with affected First Nations groups which would materially and adversely impact our operations;

  there are no adverse regulatory changes affecting any of our operations;

  exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services, and other cost assumptions at our projects are not significantly higher than prices assumed in planning;

  our mineral reserve and resource estimates and the assumptions on which they are based, are accurate;

  our estimates of reclamation liabilities and mine closure costs are accurate;

  COVID-19, and the response of governments thereto, will not result in a material slow down or stoppage of our mining operations, disrupt our permitting activities or the timing of the response of government agencies to our permitting activities;

  we will be able to re-finance the payment of our outstanding long-term debt when it matures in 2022; and

  we will continue to generate positive cash flows from Gibraltar and be able to secure additional funding necessary for the development and continued advancement of our development projects.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements.  Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in the Prospectus.  See "Risk Factors" for a more detailed discussion of these risks.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on the information available to us on the date such statements were made, no assurances can be given as to future results, approvals or achievements.  The forward-looking statements contained in the Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  We disclaim any duty to update any of the forward-looking statements after the date of the Prospectus to conform such statements to actual results or to changes in our expectations except as otherwise required by applicable law.

WE QUALIFY ALL THE FORWARD-LOOKING STATEMENTS CONTAINED IN THE BASE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN BY THE FOREGOING CAUTIONARY STATEMENTS.

CANADIAN MINERAL PROPERTY STANDARDS AND RESOURCE ESTIMATES

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus Supplement have been prepared in accordance with NI 43-101.

This Prospectus Supplement uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the "2014 CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council"), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the "CIM Definitions"):

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

mineral reserve

The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

NI 43-101	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators.
pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

probable mineral reserve

The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 2, 2021. The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded from and after the required compliance date of the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards that are presented above under "Canadian Mineral Property Disclosure Standards and Resource Estimates":

  feasibility study;

  indicated mineral resource;

  inferred mineral resource;

  measured mineral resource;

  mineral reserve;

  mineral resource;

  modifying factors;

  preliminary feasibility study (or "pre-feasibility study");

  probable mineral resource; and

  proven mineral reserve.

As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

We are not required to provide disclosure on our mineral properties under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties in accordance with NI 43‐101 disclosure standards and CIM Definition Standards. However, if we either cease to be a "foreign issuer" or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules, subject to a transition period with full compliance required for fiscal years beginning on or after January 1, 2021. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties in this Prospectus and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non‐MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any  mineral resources that we may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report in this Prospectus Supplement are or will be economically or legally mineable.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this Prospectus Supplement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, our financial statements incorporated by reference in the Prospectus Supplement, and in the documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars.  References to “dollars” or "$" are to Canadian dollars,  references to "U.S. dollars" or "US$" are to United States dollars, and references to GB£ are to British pounds sterling.

Except as otherwise noted in our 2019 AIF and the Company's financial statements and related management's discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus, the financial information contained in such documents is expressed in Canadian dollars.

As of November 11, 2020, the Bank of Canada daily exchange rate for the U.S. dollar in terms of Canadian dollars, was U.S.$1.00 = $1.3017 and for the U.S. dollar against the British pound sterling was U.S.$1.00 = £0.7623.

The high, low, average and average daily exchange rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2019, December 31, 2018 and December 31, 2017, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

(in Canadian Dollars)

High	1.3600	1.3642	1.3743

Low	1.2988	1.2288	1.2128

Average	1.3269	1.2957	1.2986

Closing	1.2988	1.3642	1.2545

THE COMPANY

This summary does not contain all the information about the Company that may be important to you. You should read the more detailed information, public filings and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus Supplement.

Taseko is a Vancouver, B.C. headquartered mining company that is focused on the operation of the Gibraltar Mine, and on the development of the Florence Copper Project towards a construction decision and the advancement of the Yellowhead Copper Project, the New Prosperity Gold and Copper Project, and Aley Niobium Project. The Company was incorporated on April 15, 1966 under the laws of the Province of British Columbia and is governed by the BCBCA.  Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our operational head office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1. We operate our business through our subsidiaries, as described in our 2019 AIF.

Gibraltar

Our principal operating asset is our 75% joint venture interest in the Gibraltar Mine, a large copper mine located in central British Columbia. Gibraltar is the second largest open pit copper mine in Canada, having produced 126 million pounds of copper in 2019 (on a 100% basis). Gibraltar also produces molybdenum and silver and has an expected mine life of at least 18 years based on Proven Sulphide Mineral Reserves and Probable Sulphide Mineral Reserves of 564 million tons at a grade of 0.25% copper as of December 31, 2019. Between 2006 and 2013, we expanded and modernized the Gibraltar Mine ore concentrator, added a second ore concentrator, increased the mining fleet and made other production improvements at the mine. Following this period of mine expansion and capital expenditure, Gibraltar has achieved a stable level of operations and our focus is on further improvements to operating practices to reduce unit costs.

Florence

We are also proceeding with the development of the Florence Copper Project in Arizona. We completed construction of a production test facility (the "PTF") for the Florence Copper Project in 2018 and wellfield operations commenced in the fourth quarter of 2018. The PTF has operated as planned since then, producing first copper from the SX/EW plant in April 2019. The PTF wellfield is performing to its design, has demonstrated that hydraulic control of the wellfield can be maintained, and the SX-EW plant is producing a high-quality copper cathode.

The second phase of the Florence Copper Project will consist of the permitting, construction and operation of the commercial ISCR facility. Completion of the ISCR production facility has an estimated capital cost of approximately US$204 million (plus reclamation bonding and working capital) on a Q4 2016 cost basis. The Company is currently evaluating various financing alternatives to raise the construction financing through a combination of  the potential sale of a minority joint venture interest in the Florence project, a potential royalty or metal stream financing, a potential debt financing, excess cash flow from the Gibraltar mine operations and, if required, additional equity financings.

Future Development Projects

We have a diverse pipeline of wholly-owned development projects at various stages of technical and economic studies, including the Yellowhead Copper Project, the New Prosperity Gold and Copper Project, and Aley Niobium Project. We also own the Harmony Gold Project, currently a dormant exploration stage gold property.

Corporate Strategy

Our strategy has been to grow by leveraging cash flow from the Gibraltar Mine to acquire and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our project focus is currently on the development of the Florence Copper Project and we have incurred $13.3 million in PTF operation and other project development costs for the n months ended September 30, 2020.

Additional information on our recent activities are included in our 2019 AIF, our 2019 MD&A and our Interim MD&A.

Recent Developments

Florence Copper Project

Steady state operation of the PFT was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The operating team has used physical and operating control mechanisms to adjust solution chemistry and flow rates and has successfully achieved targeted copper concentration in solution. Pregnant leach solution (“PLS”) grade in the centre recovery well (most representative of the performance of the commercial wellfield) has achieved targeted levels the SX/EW plant produced at a rate of approximately one million pounds of copper cathode per year, mainly from the centre recovery well, prior to switching to the rinsing phase of testing in late June 2020.  Data collected during this final rinsing phase will further inform commercial operations.

The PTF has provided valuable data to validate the Company’s modelled assumptions and operating parameters, and this data is being used to refine operating plans for the commercial phase. Detailed engineering for the commercial facility is ongoing with the objective to have it substantially complete ahead of receipt of the final permits and a final construction decision.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper, which is expected to produce 85 million pounds of copper cathode annually for 20 years. These are the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”) and the Underground Injection Control (“UIC”) Permit from the U.S. Environmental Protection Agency (“EPA”).

On August 6, 2020, the draft APP was issued by the ADEQ and a public comment period was initiated. During this hearing, the Florence Copper Project received overwhelming support from local community members, local business owners, elected state officials and city councillors, a state senator and representatives from the technical services sector. The public comment period ended on October 12 and the ADEQ is reviewing comments received before issuing the final permit.

The EPA is also nearing completion of its technical review for the UIC permit and no significant issues have been identified. While progress is being made, the COVID-19 situation in Arizona has had an impact on the EPA process and this has extended the timeline by a few months, but management still expects the project will be fully permitted in early 2021.

The Company continued to advance discussions with interested parties regarding the potential sale of a minority interest in the Florence project, and the proceeds of any such sale could fund a significant portion of the capital required to develop the commercial operation. Discussions with potential lenders and other finance providers are ongoing. The Company targets having a committed financing package in place prior to receipt of the permits.

COVID-19 and Gibraltar Operations Update

To-date, there have been no interruptions to the Company’s operations, logistics and supply chains as a result of the COVID-19 pandemic. Heightened health and safety protocols continue to be implemented and monitored for effectiveness.  In light of the overall economic volatility experienced earlier this year due to Covid-19, management implemented a revised mining plan in March that reduced costs over the last six months while still maintaining long-term mine plan requirements.

Annual production guidance for 2020 remains at 130 million pounds (+/- 5%). Copper production for the nine months ended September 30, 2020 was 98.1 million pounds and sales for the same period were 99.0 million pounds.

Yellowhead

In May 2020, the Company entered into an agreement with an Indigenous Nation regarding Taseko's intentions to commence the regulatory approval process of the Yellowhead Copper Project. The agreement represents Taseko's commitment to recognize and respect the Nation's inherent right to govern its lands, and the importance of assessing the Yellowhead Copper Project in accordance with its values, laws, and community aspirations to make an informed decision on the project.

Changes to the Board of Directors

On July 8, 2020, the Company held its 2020 Annual General Meeting, at which Richard Mundie and Alex Morrison did not stand for re-election, and Peter Mitchell was appointed to the Board of Directors. Mr. Mitchell is a Chartered Accountant (CPA-CA) with over 35 years of senior financial management experience in both public and private equity sponsored companies.

PLAN OF DISTRIBUTION

The Offered Shares will be offered in each of the provinces of Canada, except Québec, and in the United States pursuant to the MJDS and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 27,750,000 Offered Shares at the Offering Price of US$0.83 per Offered Share, payable in cash to the Company against delivery of such Offered Shares, on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriters’ Fee equal to 6.0% of the gross proceeds of the Offering (US$0.0498 per Offered Share, for an aggregate fee payable by the Company of US$1,381,950, exclusive of the Over-Allotment Shares). The Offering Price was determined by negotiation between the Company and the Lead Underwriter, on its own behalf and on behalf of the other Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriting Fee set forth on the cover page of this Prospectus Supplement, the number of Offered Shares listed next to its name in the following table:

Number of Offered Shares
Cantor Fitzgerald Canada Corporation	13,875,000
Velocity Trade Capital Ltd.	5,550,000
BMO Nesbitt Burns Inc.	2,775,000
National Bank Financial Inc.	2,775,000
TD Securities Inc.	2,775,000
Total	27,750,000

In connection with the Offering, the Underwriters may, for stabilization purposes, over-allot common shares up to a maximum of 15% of the total number of common shares comprised in the Offering.  Pursuant to the Underwriting Agreement, Taseko has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 calendar days after the Closing Date, to purchase up to an additional 4,162,500 Common Shares (equivalent to up to 15% of the total number of common shares comprised in the Offering) at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. The Over-Allotment Option will be exercisable in whole or in part, upon notice by the Underwriters, at any time on or before the 30th calendar day after the Closing Date.

A purchaser who acquires Over-Allotment Shares forming part of the Underwriters' over-allocation position acquires those Over-Allotment Shares under the Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In connection with the Offering, Cantor Fitzgerald Canada Corporation or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot common shares or effect other transactions with a view to supporting the market price of the common shares at a higher level than that which might otherwise prevail in the open market.  Cantor Fitzgerald Canada Corporation is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise and may be undertaken at any time during the period commencing on November 11, 2020 and ending no later than the 30th calendar day after the Closing Date.  However, there will be no obligation on Cantor Fitzgerald Canada Corporation or any of its agents to effect stabilizing transactions and there is no assurance that stabilizing transactions will be undertaken.  Such stabilization, if commenced, may be discontinued at any time without prior notice.  In no event, will measures be taken to stabilize the market price of the common shares above the Offering Price.  Except as required by law or regulation, neither the Underwriters nor any of their agents intend to disclose the extent of any over-allotments made and/or stabilization transactions conducted in relation to the Offering.

Cantor Fitzgerald Canada Corporation, BMO Nesbitt Burns Inc., National Bank Financial Inc. and TD Securities Inc. may sell Offered Shares in the United States through their U.S. affiliates, Cantor Fitzgerald & Co., BMO Capital Markets Corp., National Bank of Canada Financial Inc. and TD Securities (USA) LLC, respectively, each of which is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States or other jurisdictions outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States.

The TSX has conditionally approved the listing of the Offered Shares offered under this short form prospectus, subject to the Company fulfilling the listing requirements of the TSX. The Common Shares will be listed on the standard segment of the Official List and admitted to trading on the Main Market, and will be listed on the NYSE American, subject to the Company fulling notification and  requirements of the LSE, FCA and NYSE American, respectively.

The Company understands that certain directors and officers of the Company may purchase Offered Shares under the Offering.

Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution.  Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market.  These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities.  As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market.  Such transactions, if commenced, may be discontinued at any time.

The Underwriters initially propose to offer the Offered Shares at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the Offering Price to investors from time to time in order to sell any of the Offered Shares remaining unsold and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross price paid by the Underwriters to the Company. Any such reduction will not affect the proceeds received by the Company.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard "litigation out", "financial out", "disaster out" "regulatory out" and "material adverse change out" rights of termination.

The Underwriters are obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. Taseko has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$210,000 (exclusive of taxes and disbursements).

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company for a period of 90 days from the Closing Date, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent to not be unreasonably withheld or delayed, other than: (i) the issuance of the Offered Shares and Common Shares under the Concurrent Private Placement (ii) pursuant to the grant of options or other equity-based awards (including PSUs, RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the Underwriting Agreement and which is disclosed in this Prospectus or the Base Prospectus; (iii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement; (iv) Common Shares or securities convertible or exchangeable for Common Shares in connection with financing at the project level for the Florence Copper Project, or (v) the issuance of Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, strategic alliances or strategic investments occurring after the date of the Underwriting Agreement which are not issued for capital raising purposes, provided, however, that the aggregate number of Common Shares issued in connection with transactions described in this paragraph (v) shall not exceed 19.99% of the number of Common Shares outstanding as of the Closing Date and the price per Common Share issued in such transactions shall not be less than the price per Common Share in the Offering, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters.

The Company has agreed to use its reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, directly or indirectly offer, sell or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.

This Prospectus Supplement and Base Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters may agree to allocate a number of Offered Shares to the Underwriters and their U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the Base Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  The Offered Shares will be issued in registered form at Closing to CDS or its nominee and the Common Shares will be deposited with CDS on Closing. A purchaser of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant through which the Offered Shares are purchased.  The closing of the Offering is expected to occur on or about November 17, 2020, which will be the third business day following the pricing of the Offering. Since trades in the stock market generally settle in two business days, purchasers who wish to trade Common Shares prior to the delivery of the Offered Shares hereunder will be required, by virtue of the fact that the Offering will settle three business days following pricing of the Offering, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares prior to their date of delivery hereunder should consult their advisors.

Notice to Investors

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no offer of any securities which are the subject of the offering contemplated by this Prospectus has been or will be made to the public in that Relevant State, except that an offer of such securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

  to any legal entity which is a "qualified investor" as defined in the Prospectus Regulation;
  to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires Offered Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.  In the case of any Offered Shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Offered Share acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Offered Shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Offered Shares have been subject to a product approval process, which has determined that such securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, Distributors should note that: the price of the securities may decline and investors could lose all or part of their investment; the securities offer no guaranteed income and no capital protection; and an investment in the securities is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Offer. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Underwriters will only procure investors in a Relevant State who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Offered Shares.

Each distributor is responsible for undertaking its own target market assessment in respect of the Offered Shares and determining appropriate distribution channels.

United Kingdom

In addition, in the United Kingdom, this Prospectus Supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are Qualified Investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"); (ii) high net worth persons  falling within Article 49(2)(a) to (d) of the Order; or (iii) other such persons to whom it may lawfully be communicated or caused to be communicated, ((i) to (iii) together, the "Relevant Person").

This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by Relevant Persons.

This Prospectus Supplement contains no offer to the public within the meaning of section 102B of FSMA. This Prospectus is not a prospectus for the purposes of Section 85 of the Financial Services and Markets Act 2000 ("FSMA"). Accordingly, this Prospectus has not been nor will it be approved as a prospectus by the FCA under Section 87A of the FSMA and it has not been filed with the FCA pursuant to the United Kingdom Prospectus Rules nor has it been approved by the LSE or by a person authorised for the purposes of  Section 21 of FSMA. Any invitation or inducement to engage in investment activity within the meaning of Section 21 of FSMA may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This Prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this Prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that such person is aware of the restriction on offers of the securities described in this Prospectus and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The Offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and an initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This Prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offered Shares under Section 275 of the SFA except:

  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  where no consideration is given for the transfer; or

  where the transfer is by operation of law.

USE OF PROCEEDS

The net proceeds to be received by the Company from the sale of the Offered Shares, after deducting the Underwriters’ Fee and expenses of the Offering in the estimated amount of US$450,000, will be US$21,200,550 (US$24,448,132 if the Over-Allotment Option is exercised in full). Gross proceeds from the Concurrent Private Placement are expected to be up to US$2,000,000.

We intend to use the net proceeds from the Offering (including any funds received from exercise of the Over-Allotment Option) and the Concurrent Private Placement to fund the following business activities to be carried out in connection with our business objectives and milestones, which are described in greater detail below under “Business Objectives and Milestones”:

Description of Use of Proceeds	Amount of Proceeds (assuming no exercise of Over-Allotment Option)	Amount of Proceeds (assuming exercise of Over-Allotment Option)
Advancement of the Development of the Florence Copper Project	US$17,000,000	US$17,000,000
General corporate purposes and working capital	US$4,200,550	US$7,448,132
Net Proceeds of the Offering(1)	US$21,200,550	US$24,448,132

(1) Proceeds from the Concurrent Private Placement will be added to working capital and are not included in this table.

While we currently anticipate that we will use the proceeds from the Offering and the Concurrent Private Placement as set forth above, the actual allocation of the net proceeds may vary depending upon numerous factors, including but not limited to our operating costs and capital expenditure requirements, our strategy relative to the market and other conditions in effect at the time.

Business Objectives and Milestones

As of the date of this Prospectus Supplement, the Company is a producing issuer with the Gibraltar Mine as its sole producing asset.   The Company has been operating the PTF at the Florence Copper Project since December 2018, and has targeted the development of a commercial operating facility at Florence as the next significant milestone for the Company.  The net proceeds of the Offering and the Concurrent Private Placement will be used to fund expenditures required over the next twelve months to advance the Florence Copper Project towards planned development.  These expenditures will include expenditures of US$10 million relating to ongoing operation of the Production Test Facility and site activities for the Florence Copper Project, and additional expenditures of up to US$7 million for detailed engineering and other project costs expected to be incurred prior to commencing construction of the commercial facility at the Florence Copper Project.  Any remaining proceeds, including any additional proceeds from the overallotment option if exercised, will be used for general corporate purposes (including working capital).

As described above in the “Recent Developments – Florence Copper Project” section, the Company requires two permits before construction of the commercial facility can commence, and these permits are expected to be received in early 2021.  Estimated capital costs for the commercial facility are approximately US $204 million (plus reclamation bonding and working capital) on a Q4 2016 basis, and the Company’s cash balance as at September 30, 2020 is US$54 million ($73 million).  These capital cost estimates remain subject to adjustments as the Company incorporates the results of the PTF and completes its detailed engineering work on the project.

To the extent that the Company is successful in securing the required permits, the Company will need to raise additional financing to fund the construction of the commercial facility (the “construction financing”).  The Company is currently evaluating various financing alternatives to raise these proceeds through a combination of  the potential sale of a minority joint venture interest in the Florence project, a potential royalty or metal stream financing, a potential debt financing, excess cash flow from the Gibraltar mine operations and if required, additional equity financings.  Discussions with these construction finance providers is ongoing and the Company is targeting to have a committed construction financing package in place prior to receipt of permits which is currently expected in early 2021. Commercial development of the Florence Copper Project will not proceed until the required construction financing is committed, required permits are in place and the Company has decided to proceed.  Until such conditions have been satisfied, the Company does not anticipate that any funds from the Offering or Concurrent Private Placement will be used to fund the costs of constructing the commercial production facility at the Florence Copper Project.

There can be no certainty that permits and the necessary construction financing will be received by the Company as expected in early 2021 or at all.  The risks associated with securing the required permits are summarized in the Company's 2019 AIF.  As the Company does not have any arrangements in place for the required construction financing, there is no assurance that the Company will be able to secure financing for the amounts required or on terms that the Company would consider acceptable.

Efforts to curtail the COVID-19 outbreak may result in a delay in the projected timeframe for us to achieve the business objectives that we have outlined above.  See "Risk Factors - Coronavirus ("COVID-19")" in the Base Prospectus for a further discussion of this risk factor.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and debt capital, on a consolidated basis, since September 30, 2020, being the date of our most recently filed condensed consolidated interim financial statements incorporated by reference in this Prospectus Supplement.

The following table shows the effect of the Offering and the Concurrent Private Placement on the issued capital of the Company based on our balance sheet as at September 30, 2020.  Our pro forma cash and cash equivalents position should be read in conjunction with the consolidated financial statements of the Company and the related notes and management’s discussion and analysis of financial condition and results of operations in respect of those statements that are incorporated by reference in the Base Prospectus.

Description	As at September 30, 2020 Before Giving Effect to the Offering (dollar amounts in thousands)	Pro Forma as at September 30, 2020 After Giving Effect to the Offering and the Concurrent Private Placement, assuming No Exercise of the Over-Allotment Option (1), (2) (dollar amounts in thousands)	Pro Forma as at September 30, 2020 After Giving Effect to the Offering and the Concurrent Private Placement, assuming Full Exercise of the Over-Allotment Option (1), (2) (dollar amounts in thousands)
Assets
Cash and equivalents	$72,678	$102,878	$107,106
Other Current Assets	$70,425	$70,425	$70,425
Liabilities
Current Liabilities	$81,123	$81,123	$81,123
Long-term Debt	$364,204	$364,204	$364,204
Equity
Common Shares	247,277,886	277,437,524	281,600,024
Options (3)	8,982,033	8,982,033	8,982,033
Deferred Share Units	2,335,411	2,335,411	2,335,411
Performance Share Units	2,100,000	2,100,000	2,100,000
Shareholders' Equity	$287,434	$317,634	$321,862

(1) Calculated using an exchange rate of $1.3017 to US$1.00, based on the daily Bank of Canada exchange rate on November 11, 2020.

(2) Net proceeds of the Offering and the Concurrent Private Placement, after deduction of expected costs of US$1,831,950, are estimated at US$23,200,550, if the Over-Allotment Option is not exercised.  Net proceeds of the Offering and the Concurrent Private Placement, after deduction of expected costs of US$2,039,242, are estimated at US$26,448,132 if the Over-Allotment Option is exercised. Assumes completion of the maximum Concurrent Private Placement.

(3) Average exercise price of $1.15 per Common Share.

PRIOR SALES

The Common Shares and securities convertible into Common Shares that the Company has issued during the 12 month period before the date of the Base Prospectus is set out under the heading "Prior Sales" in the Base Prospectus.  During the period between the date of the Base Prospectus and the date of this Prospectus Supplement, the Company has issued Common Shares and securities convertible into Common Shares as follows:

Common Shares(1)

Date of Issuance	Aggregate Number of Common Shares Issued	Price per Common Share

August, 2020	147,000	$0.38 - $0.78

September, 2020	936,667	$0.38 - $0.78

October, 2020	14,000	$0.78

(1) Issued pursuant to the exercise of Options issued pursuant to the Company's share purchase option compensation plan.

Stock Options, PSUs and DSUs

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security

May, 2020	39,000 Options(1)	$0.72
November 4, 2020	550,000 Options(2)	$1.23
November 4, 2020	550,000 PSUs(3)	$nil

(1) Options to purchase Common Shares, issued pursuant to the Company's share purchase option compensation plan.  This grant vests as to 1/3 immediately and 1/3 on each of the first and second anniversary of the grant, and expires January 15, 2025.

(2) Options to purchase Common Shares, issued pursuant to the Company’s share purchase option compensation plan. This grant vests as to 1/3 immediately and 1/3 on each of the first and second anniversary of the grant, and expires November 4, 2025.

(3) PSUs issued pursuant to the Company’s performance share unit plan.  This grant vests on January 15, 2023, and expires December 31, 2023

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX under the trading symbol "TKO", on the NYSE American under the trading symbol "TGB" and on November 22, 2019, the Common Shares were accepted for trading on the Main Market under the trading symbol "TKO".

The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

Month	TSX Price Range ($)		Total Volume
	High	Low

November 2019	0.63	0.51	1,556,902

December 2019	0.63	0.52	7,344,706

January 2020	0.79	0.56	6,553,704

Month	TSX Price Range ($)		Total Volume
	High	Low

February 2020	0.64	0.45	3,757,672

March 2020	0.52	0.28	3,859,185

April 2020	0.49	0.345	2,711,200

May 2020	0.62	0.42	1,795,276

June 2020	0.71	0.55	4,849,661

July 2020	1.14	0.66	7,431,164

August 2020	1.27	0.87	5,679,346

September 2020	1.76	1.18	14,308,598

October 2020	1.59	1.17	4,822,041

November 1-11, 2020	1.39	1.16	1,877,633

The following table sets forth the reported high and low sale prices in U.S. dollars for the Common Shares on the NYSE American for the monthly periods indicated.

Month	NYSE American Price Range (US$)		Total Volume

	High	Low

November 2019	0.49	0.395	5,249,404

December 2019	0.485	0.395	11,445,639

January 2020	0.615	0.43	14,782,140

February 2020	0.485	0.34	9,565,439

March 2020	0.385	0.20	15,535,204

April 2020	0.35	0.24	7,946,661

May 2020	0.45	0.31	8,350, 819

June 2020	0.54	0.40	16,294,190

July 2020	0.855	0.455	58,423,274

August 2020	0.975	0.63	38,229,443

September 2020	1.34	0.895	38,646,670

October 2020	1.21	0.87	25,242,722

November 1-11, 2020	1.07	0.89	5,959,643

Note: The price ranges noted in the NYSE American table are rounded to the nearest US$0.005.

The following table sets forth the reported high and low sale prices in United Kingdom pounds for the Common Shares on the Main Market for the monthly periods indicated.

Month	LSE Price Range (in GB£)		Total Volume
	High (US$)	Low (US$)

November 2019	0.325	0.325	69

December 2019	0.325	0.325	0

January 2020	0.475	0.324	35,610

February 2020	0.45	0.35	92,000

March 2020	0.35	0.275	24,400

April 2020	0.275	0.275	47,250

May 2020	0.34	0.34	54,390

June 2020	0.44	0.30	84,380

July 2020	0.55	0.33	27,180

August 2020	1.05	0.55	414,900

September 2020	0.95	0.70	219,940

October 2020	0.94	0.80	144,780

November 1-11, 2020	0.82	0.75	100,110

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Our authorized share capital consists of an unlimited number of Common Shares without par value, of which 247,291,886 Common Shares were issued and outstanding as at November 12, 2020.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities.  The Common Shares carry no pre-emptive or conversion rights.

RISK FACTORS

Before making an investment decision to purchase any Offered Shares, investors should carefully consider the information described in this Prospectus Supplement and the documents incorporated or deemed incorporated by reference herein, including the Base Prospectus.  There are certain risks inherent in an investment in the Offered Shares, including the factors described in the Base Prospectus, the 2019 AIF, in the 2019 Annual MD&A, the Interim MD&A and any other risk factors described herein or in a document incorporated or deemed incorporated by reference herein, which investors should carefully consider before investing.  Some of the factors described herein and in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole.  If any of the adverse effects set out in the risk factors described herein, in the base Prospectus, ion the 2019 AIF, in the 2019 Annual MD&A, in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company.  Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company's business, financial condition and results of operations.  The Company cannot assure you that it will successfully address any or all of these risks.  There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in the base Prospectus, in the 2019 AIF, in the 2019 Annual MD&A, in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

In addition, we face the following additional risk factors:

The Offered Shares may experience price and volume volatility and the market price for the Offered Shares may drop below the price you paid.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Offered Shares, and the price may decline below their acquisition cost.  As a result of this volatility, investors may not be able to sell the Offered Shares at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of our securities is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

The proceeds from the Offering and the Concurrent Private Placement will only fund a portion of the cost of the development of the Florence Copper Project; we will need additional financing to fund the development of the Florence Copper Project, of which there is no assurance.

 We will use a portion of the proceeds of the Offering and the Concurrent Private Placement for the advancement of the Florence Copper Project.  This advancement will include expenditures on the operation of the Florence PTF and detailed engineering and project costs but will not include any costs associated with the construction of a commercial production facility at Florence. The anticipated cost of completion of permitting, engineering and construction is evolving as we assess the results of the Copper Florence Project PTF and there is no assurance that our cost estimates will not change. We will require funds beyond the net proceeds of the Offering and the Concurrent Private Placement allocated to the Florence Copper Project in order to fully fund the construction and development of the Florence Copper Project. There is no assurance that we will be able to obtain such additional funds on terms favourable to the Company or at all, and ultimately there is no assurance that the Florence Copper Project, if constructed, will perform as anticipated. We are evaluating financing options that may be available to us to fund these business objectives, including equity or debt financings, asset sales, royalties, sales of project interests, or joint ventures and the use of cash flows from existing operations.  However, we do not have any commitments in place for any financing option at this time.  Further, while the Company considers that it has sufficient capital to support its current operating requirements based on its current capital resources and expected cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may cause the Company to be unable to generate sufficient cash flows to fund planned capital projects, including expansions and potential acquisitions. In addition, the Company may require additional capital if the actual costs of its capital projects are materially greater than the Corporation’s projections. There is no assurance that the Corporation will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, expansion, development and exploration plans, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Resales of the Offered Shares in the public market during this Offering by our shareholders may cause the market price of the Offered Shares to fall.

The issuance of the Offered Shares could result in resales of our Common Shares by current shareholders concerned about the potential dilution in their holdings. Sales of substantial amounts of the Offered Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Offered Shares. A decline in the market prices of the Offered Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

There may be future sales or other dilution of our equity, which may adversely affect the market price of the Common Shares.

We are generally not restricted from issuing additional Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of the Common Shares could decline as a result of sales of Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares after this Offering or the perception that such sales could occur.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our exploration activities and our business. As a result, the return on an investment in Offered Shares will likely depend upon any future appreciation in value, if any, and on a shareholder's ability to sell Offered Shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

We may be a Passive foreign Investment Company for our current taxable year and/or future taxable years which could have adverse U.S. federal income tax consequences for U.S. Holders.

Investors in Offered Shares that are U.S Holders (defined below in "Certain Material U.S. Federal Income Tax Considerations") should be aware that there is a risk that we (i) may be a PFIC for the tax year ended December 31, 2020 and (ii) may be a PFIC in subsequent years. If we are a PFIC for any year during a U.S. Holder's holding period, then such U.S. Holder generally will be subject to a special, highly adverse tax regime with respect to so-called "excess distributions" received on Offered Shares. Gain realized upon a disposition of Offered Shares (including upon certain dispositions that would otherwise be tax-free) also will be treated as an excess distribution. Excess distributions are punitively taxed and are subject to additional interest charges. Additional special adverse rules also apply to U.S. Holders who own Offered Shares if we are a PFIC and have a non-US subsidiary that is also a PFIC, as could happen with respect to certain wholly-owned subsidiaries of the Company. A U.S. Holder may make certain elections with respect to Offered Shares to mitigate the adverse tax rules that apply to PFICs, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. See "Certain Material U.S. Federal Income Tax Considerations". Each investor who is a U.S. Holder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of certain material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act"), generally applicable to a holder who acquires, as beneficial owner, the Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Offered Shares as capital property and deals at arm’s length with the Company and the Underwriters and is not affiliated with the Company or the Underwriters. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders.

This summary is not applicable to  (i) a Holder that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) a Holder that is a "specified financial institution" as defined in the Tax Act, (iii) a Holder an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) a Holder that has elected to report its Canadian tax results in a currency other than the Canadian currency, (v) a Holder that has entered into or will enter into a "derivative forward agreement" or "synthetic disposition arrangement", as  those terms are defined in the Tax Act, with respect to the Offered Shares, or (vi) a Holder that is otherwise of special status or in special circumstances. All such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada that is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction of  series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, non-resident individual, non-resident trust, or a group of any combination of non-resident individuals, trusts and/or corporations who do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Offered Shares.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and our understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made.  All holders (including Holders as defined above) should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

Currency Conversion

 In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, "Resident Holders") and this portion of the summary only addresses such Resident Holders.

A Resident Holder whose Offered Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company validly designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any dividend as an "eligible dividend", and the Company has made no commitments in this regard.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes, or is deemed to dispose of, an Offered Share, generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less, respectively) than the adjusted cost base to the Resident Holder of such Offered Shares immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may, in general terms, be carried back to the three preceding taxation years or carried forward to any subsequent taxation year, and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an Offered Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where, in general terms, a corporation is a member of a partnership or a beneficiary of a trust that owns the Offered Shares, directly or indirectly. Corporations to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold, and are not considered or deemed to use or hold, the Offered Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence.

Provided the Offered Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company, AND (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties" or "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties.  Notwithstanding the foregoing, Offered Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Offered Shares.  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder.  In addition, except where otherwise specifically noted, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution tax, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Offered Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each prospective U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of Offered Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary.  In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Offered Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-advantaged accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company , (i)  U.S. Holders holding shares through foreign institutions (financial and non-financial), (j) U.S. Holders holding shares through entities not organized under the laws of the United States or a political subdivision thereof, and (k) U.S. Holders that own an interest (other than through their ownership of Common Stock of the Company) in a trade or business in which the Company has an interest.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Offered Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants).  This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other "pass-through" entity or its owners or participants).  Owners or participants of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Distributions on the Offered Shares

Subject to the "passive foreign investment company", or PFIC, rules discussed below (see "Tax Consequences if the Company is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Offered Shares (as defined above) will be required to include the amount of such distribution in gross income as a dividend (including the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of the Offered Shares" below).  However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute a dividend.  Dividends received on the Offered Shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations.  If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be "qualified dividends" eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Offered Shares

Subject to the PFIC rules discussed below (see "Tax Consequences if the Company is a PFIC"), upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the Offered Shares sold or otherwise disposed of.  Any capital gain or loss realized on a sale or other taxable disposition of the Offered Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.  A U.S. Holder's tax basis in the Offered Shares generally will be such U.S. Holder's U.S. dollar cost for such Offered Shares.  Short-term capital gains are taxed at ordinary income rates.

PFIC Status of the Company

If the Company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of the Offered Shares. The U.S. federal income tax consequences of owning and disposing of the Offered Shares if the Company is or becomes a PFIC are described below under the heading "Tax Consequences if the Company is a PFIC."

A non-U.S. corporation is a PFIC for each tax year in which either (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the "asset test").  For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus interest, dividends, and other items of incomes, and "passive income" generally includes (but is not limited to) dividends, interest, certain rents and royalties,  the excess of gains over losses from transactions in certain property producing passive income and certain commodity transactions .  In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of the Company's direct or indirect equity interests in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.  In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Offered Shares.  Further, a U.S. Holder may realize gain if the Offered Shares are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions.  Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Offered Shares are made.

The Company has not determined whether it will be a PFIC for its current tax year, and cannot predict whether it will be a PFIC for future tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds the Common Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the acquisition, ownership and disposition of such Offered Shares.  If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns the Offered Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the Offered Shares (which would then be subject to the adverse tax rules discussed below for gain recognized with respect to shares of a PFIC) or makes a timely and effective QEF Election or Mark-to-Market Election described below.

Under the PFIC rules that apply in the absence of a timely filed QEF Election or Mark-to-Market Election described below:

  any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of the Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any "excess distribution" (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) that exceeds 125% of the average annual distributions received during the preceding three years received on the Offered Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder's holding period for the Offered Shares;

  the portion of any excess distribution allocated to the current tax year and any year prior to the first year beginning after December 31, 1986 in which the Company was a PFIC (the "Prior PFIC Years") will be taxed as ordinary income in the current year;

  the amount of any excess distribution allocated to each of the Prior PFIC Years will be subject to tax at the highest ordinary income tax rate in effect for the taxpayer for that year; and

  an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders.

Additionally, if the Company is a PFIC, a U.S. Holder who acquires the Offered Shares from a decedent would be denied the normally available step-up in tax basis for such securities to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

A U.S. Holder that makes a timely and effective "mark-to-market" election under Section 1296 of the Code (a "Mark-to-Market Election") or a timely and effective election to treat the Company and each Subsidiary PFIC as a "qualified electing fund", or QEF, under Section 1295 of the Code (a "QEF Election") may generally mitigate or avoid the PFIC consequences described above.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company's ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company.  If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder's basis in the Offered Shares will be increased to reflect the amount of the taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Offered Shares and will not be taxed again as a distribution to a U.S. Holder.  Taxable gains on the disposition of the Offered Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains.  If the Company is a PFIC, a U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment apply with respect to both the Company and the Subsidiary PFIC.

To make a QEF Election with respect to the Company, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply.  If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any Subsidiary PFIC.

In light of adverse consequences of PFIC characterization and the uncertainty as to the Company's PFIC status, we will use commercially reasonable efforts to provide information as to our status as a PFIC and the PFIC status of any subsidiary in which the Company owns shares representing more than 50% of such subsidiary's total aggregate voting power to U.S. Holders who make a written request for such information.  In addition, for any year in which the Company determines that it was likely a PFIC, the Company will use commercially reasonable efforts to provide to any U.S. Holder, upon written request, the information the Company determines is necessary for U.S. income tax reporting purposes for such investor to make a QEF Election with respect to the Company and with respect to any Subsidiary PFIC in which the Company owns shares of the Subsidiary PFIC representing a majority of its total aggregate voting power. U.S. Holders should be aware that there can be no assurance that the Company or any Subsidiary PFIC has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

Under applicable Treasury Regulations, a U.S. Holder will be permitted to make a retroactive QEF election in particular circumstances, including if it had a reasonable belief that the Company was not a PFIC in a prior tax year and timely filed a protective statement with respect to such tax year.

A U.S. Holder for whom a QEF election would otherwise be untimely may be able to make a special "deemed sale" election pursuant to which the U.S. Holder recognizes any gain inherent in the U.S. Holder's common shares and restarts the U.S. Holder's holding period in our common shares for purposes of making a QEF election.  A deemed sale election generally can be made only if the U.S. Holder owns common shares on the first day of our taxable year in which the election is to be effective. A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be "regularly traded" for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter.  If the Offered Shares are considered to be "regularly traded" within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to the Offered Shares. However, there is no assurance that the Offered Shares will be or remain "regularly traded" for this purpose.  A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to the Offered Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such Offered Shares as of the close of such taxable year over the U.S. Holder's adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder's adjusted tax basis in the Offered Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder's adjusted tax basis in the Offered Shares as of the close of a tax year exceeds the fair market value of such Offered Shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such Offered Shares for all prior taxable years. A U.S. Holder's adjusted tax basis in the Offered Shares generally will be decreased by the amount of ordinary loss recognized with respect to such Offered Shares. Any gain recognized upon a disposition of the Offered Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss.  Capital losses are subject to significant limitations under the Code. If a mark-to-market election with respect to the Offered Shares is in effect on the date of a U.S. Holder's death, the tax basis of the Offered Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the Offered Shares. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Offered Shares.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Offered Shares, and net gains from the disposition of the Offered Shares. If the Company is or has been a PFIC in the hands of a U.S. Holder with respect to the Offered Shares, special rules will determine when the 3.8% tax on net investment income applies with respect to the Offered Shares, and certain elections may be available in determining the amount and timing of this tax with respect to the Offered Shares.

U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Offered Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Offered Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Offered Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Offered Shares, or on the sale or other taxable disposition of the Offered Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity.  A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's Offered Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including any required reporting on IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Offered Shares, and (b) proceeds arising from the sale or other taxable disposition of the Offered Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder is subject to backup withholding because the U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.  Certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

AGENT FOR SERVICE OF PROCESS

Peter Mitchell, a director of the Company, and Dan Johnson, P.E., who is named as an expert herein, reside outside of Canada.  Each of Mr. Mitchell and Mr. Johnson has appointed McMillan LLP, located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, as his agent for service of process in British Columbia.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or a company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to the Offering under this Prospectus Supplement will be passed upon on behalf of the Company by McMillan LLP, as to Canadian and United States legal matters. In addition, certain legal matters in connection with the Offering under this Prospectus Supplement will be passed upon on behalf of the Underwriters by Cooley LLP, as to United States legal matters, and Stikeman Elliott LLP, as to Canadian legal matters.

As of the date of this Prospectus Supplement, the partners and associates of McMillan LLP, as a group, and Stikeman Elliott LLP, as a group, beneficially, directly or indirectly, own less than 1% of any class of securities of the Company.

AUDITOR

Our auditors are KPMG LLP, Chartered Professional Accountants, of Vancouver, Canada ("KPMG LLP").

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, is the transfer agent and registrar for the Common Shares.

INTERESTS OF EXPERTS

Our auditors are KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia. KPMG  LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and the PCAOB.

Information regarding certain experts is contained in the Base Prospectus under "Interest of Experts" and remains current as of the date hereof.  Mr. Richard Weymark, P. Eng., the Company's Chief Engineer, is a qualified person (as defined in NI-43-101) and has reviewed the scientific and technical information relating to the Company's mineral properties set out in this prospectus supplement.

Based on information provided by the relevant persons, and except as otherwise disclosed in the Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of us or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of us. We understand that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This Prospectus Supplement and the accompanying Base Prospectus form part of the Registration Statement on Form F-10 that we have filed with the SEC.  The Prospectus Supplement and the Base Prospectus together do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.  Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved.  Each such statement is qualified in its entirety by such reference.  You should refer to the Registration Statement and the exhibits thereto for further information with respect to us and our securities.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada.  Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read the documents that the Company has filed with the SEC's EDGAR system at www.sec.gov.  You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-237948) of which this Prospectus Supplement and the Base Prospectus forms a part:

(i) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Prospectus;

(ii) powers of attorney from certain of the Company's officers and directors; and

(iii) Underwriting Agreement among the Company and the Underwriters.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 (Telephone 778-373-4533) (Attn: the Corporate Secretary), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 12, 2020

$500,000,000

Common Shares
Warrants
Subscription Receipts
Debt Securities

Units

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale of common shares (the "Common Shares"), warrants (the "Warrants"), subscription receipts (the "Subscription Receipts"), debt securities (the "Debt Securities"), or any combination of such securities (the "Units") (all of the foregoing, collectively, the "Securities") by Taseko Mines Limited (the "Company" or "Taseko") from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to $500,000,000.  The Securities may be offered in amounts at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").  In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company.  The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Company’s outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TKO”, on the NYSE American (the “NYSE American”) under the trading symbol “TGB”, and on the London Stock Exchange (the “LSE”) under the trading symbol “TKO”.  The closing price of the Company’s Common Shares on the TSX, NYSE American, and the LSE on May 11, 2020, being the trading session on the last trading day before the date of the Prospectus, was $0.48 per Common Share, US$0.34 per Common Share and GB£0.275  per Common Share, respectively.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements.  Prospective investors should be aware that such requirements are different from those of the United States.  Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies.  Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission ("SEC").

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Investing in Securities of the Company involves a high degree of risk.  You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities.  See "RISK FACTORS".

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants, the number of Warrants offered, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption, any exchange or conversion terms, whether the debt is senior, senior subordinated or subordinated, whether the debt is secured or unsecured and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units.  Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

ii

In addition, the Debt Securities that may be offered may be guaranteed by certain direct and indirect subsidiaries of Taseko with respect to the payment of the principal, premium, if any, and interest on the Debt Securities.  The Company expects that any guarantee provided in respect of senior Debt Securities would constitute a senior and unsecured obligation of the applicable guarantor.  For a more detailed description of the Debt Securities that may be offered, see "Description of Securities - Debt Securities - Guarantees", below.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplement(s) that will be delivered to purchasers together with the Prospectus.  Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.  Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company's Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions.  We may offer and sell Securities to, or through, underwriters or dealers, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws.  A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.  In connection with any offering of the Securities, other than an "at-the-market distribution" (as defined under applicable Canadian securities legislation) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market.  Such transaction, if commenced, may be interrupted or discontinued at any time.  See "Plan of Distribution".

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

Alexander Morrison, a director of the Company, and Dan Johnson, P.E., who is named as an expert herein, reside outside of Canada.  Each of Mr. Morrison and Mr. Johnson has appointed McMillan LLP, located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, as his agent for service of process in British Columbia.  Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

Unless otherwise disclosed in any applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange.  Unless the Securities are disclosed to be listed, there will be no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus.  This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

iii

The head office of the Company is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.  The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

iv

v

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement.  The Company has not authorized anyone to provide you with different information.  The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted.  You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to "we", "our", "us", "Taseko" or the "Company" refer to Taseko Mines Limited and each of its subsidiaries.

C-1

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this Prospectus documents that we have filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC.  You may obtain copies of the documents incorporated herein by reference without charge from Taseko Mines Limited, 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 (Telephone 778-373-4533) Attn: the Corporate Secretary.  These documents are also available electronically from the website of Canadian Securities Administrators at www.sedar.com ("SEDAR") and from the EDGAR filing website of the United States Securities Exchange Commission at www.sec.gov ("EDGAR").  The Company's filings through SEDAR and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

The following documents filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer are specifically incorporated by reference into and, except where herein otherwise provided, form an integral part of, this Prospectus:

  our annual information form for the year ended December 31, 2019, dated as at March 30, 2020 and filed on March 30, 2020 (the "2019 AIF");

  our audited consolidated financial statements for the years ended December 31, 2019 and 2018 together with the report of the independent auditor thereon, filed February 20, 2020;

  our management's discussion and analysis for the year ended December 31, 2019, filed February 20, 2020 (the "2019 Annual MD&A");

  our unaudited interim consolidated financial statements for the three months ended March 31, 2020 and 2019, filed April 29, 2020 (the "Interim Financial Statements");

  our management's discussion and analysis for the three months ended March 31, 2020 and 2019, filed April 29, 2020 (the "Interim MD&A"); and

  our management information circular dated May 1, 2019 distributed in connection with the annual meeting of shareholders held on June 13, 2019.

In addition, we also incorporate by reference into this Prospectus any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44- 101 - Short Form Prospectus Distributions that are filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement.  As discussed below, this Prospectus may expressly update or revise any document incorporated by reference and such document should be deemed so amended or updated hereby.

To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part.  In addition, we may incorporate by reference into the Prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained herein, in any Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus.  A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.  Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company's Securities.

Any template version of any "marketing materials" (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

FORWARD LOOKING STATEMENTS

The Prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives.  Often, but not always, forward-looking statements can be identified by the use of the words "believes", "may", "plan", "will", "estimate", "scheduled", "continue", "anticipates", "intends", "expects", and similar expressions.

Such statements reflect our management's current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and known or unknown risks and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;

  changes in general economic conditions, the financial markets and in the demand and market price for our input costs, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

  uncertainties about the effect of COVID-19, and the response of local, provincial, federal and international governments to the threat of COVID-19, on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;

  inherent risks associated with mining operations;

  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

  uncertainties related to the accuracy of our estimates of mineral reserves (as defined below), mineral resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;

  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

  the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the development of our projects;

  our ability to comply with the extensive governmental regulation to which our business is subject;

  uncertainties related to the ability to obtain necessary title, licenses and permits for Future Development Projects (as defined below) and project delays due to third party opposition;

  uncertainties related to First Nations claims and consultation issues;

  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

  our dependence solely on our 75% interest in Gibraltar (as defined below) for revenues;

  our ability to extend existing concentrate off-take agreements or enter into new agreements;

  environmental issues and liabilities associated with mining including processing and stock piling ore;

  labor strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labor in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

  litigation risks and the inherent uncertainty of litigation;

  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;

  our reliance upon key personnel;

  the competitive environment in which we operate;

  the effects of forward selling instruments to protect against fluctuations in copper prices;

  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and

  risks related to our indebtedness; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading "Risk Factors".

Such information is included, among other places, in this Prospectus under the headings "The Company", "Use of Proceeds", "Risk Factors", in our 2019 AIF under the headings "Description of Business" and "Risk Factors" and in our 2019 Annual MD&A and Interim MD&A, each of which documents are incorporated by reference into this Prospectus.

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

  the price of copper and other metals will not decline significantly or for a protracted period of time;

  our mining operations will not experience any significant production disruptions that would materially affect revenues;

  grades and recoveries at Gibraltar and Florence remain consistent with current mine plans;

  the Production Test Facility at Florence performs as designed;

  there are no changes to any existing agreements or relationships with affected First Nations groups which would materially and adversely impact our operations;

  there are no adverse regulatory changes affecting any of our operations;

  exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services, and other cost assumptions at our projects are not significantly higher than prices assumed in planning;

  our mineral reserve and resource estimates and the assumptions on which they are based, are accurate;

  COVID-19, and the response of governments thereto, will not result in a material slow down or stoppage of our mining operations, disrupt our permitting activities or the timing of the response of government agencies to our permitting activities; and

  we will have sufficient working capital and be able to secure additional funding necessary for the development and continued advancement of our operations and projects.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements.  Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in the Prospectus.  See "Risk Factors" for a more detailed discussion of these risks.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on the information available to us on the date such statements were made, no assurances can be given as to future results, approvals or achievements.  The forward-looking statements contained in the Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  We disclaim any duty to update any of the forward-looking statements after the date of the Prospectus to conform such statements to actual results or to changes in our expectations except as otherwise required by applicable law.

GLOSSARY OF CERTAIN TECHNICAL TERMS

This Prospectus uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves (the "2014 CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council").  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with the CIM Standards, as required by Canadian National Instrument 43-101.  The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014:

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve.  It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource.  It may be converted to a Proven Mineral reserve or to a probable mineral reserve.

mineral reserve

The economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or Feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated.  It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

NI 43-101	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators.
pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting.  A pre-feasibility is at a lower confidence level than a feasibility study.

probable mineral reserve

The economically mineable part of an Indicated, and in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

In addition, we use the following defined terms in this Prospectus:

BCBCA	Business Corporations Act (British Columbia).
Exchange Act	The United States Securities Exchange Act of 1934, as amended.
NI 43-101	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators.
SEC	The United States Securities and Exchange Commission.
U.S. Securities Act	The United States Securities Act of 1933, as amended.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 2, 2021. The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded from and after the required compliance date of the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are "substantially similar" to the corresponding terms under the CIM Definition Standards that are presented above under "Canadian Mineral Property Disclosure Standards and Resource Estimates":

  feasibility study;

  indicated mineral resource;

  inferred mineral resource;

  measured mineral resource;

  mineral reserve;

  mineral resource;

  modifying factors;

  preliminary feasibility study (or "pre-feasibility study");

  probable mineral resource; and

  proven mineral reserve.

As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probably mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

We are not required to provide disclosure on our mineral properties under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43‐101 disclosure standards and CIM Definition Standards. However, if we either cease to be a "foreign issuer" or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules after the mandatory compliance date. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in this Prospectus and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non‐MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any  mineral resources that we may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report in this Prospectus are or will be economically or legally mineable.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (the "IASB"), which differs from U.S. generally accepted accounting principles ("U.S. GAAP").  Accordingly, our financial statements incorporated by reference in the Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars.  References to "$" or "C$" are to Canadian dollars and references to "U.S. dollars" or "US$" are to United States dollars.

Except as otherwise noted in our 2019 AIF and the Company's financial statements and related management's discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus, the financial information contained in such documents is expressed in Canadian dollars.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2019, December 31, 2018 and December 31, 2017, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

(in Canadian Dollars)

High	1.3600	1.3642	1.3743

Low	1.2988	1.2288	1.2128

Average	1.3269	1.2957	1.2986

Closing	1.2988	1.3642	1.2545

On May 11, 2020 the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.4012.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act relating to the offering of the Securities.  The Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.  Statements included or incorporated by reference in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved.  Each such statement is qualified in its entirety by such reference.

We are subject to the informational reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act.  Accordingly, we are required to publicly file reports and other information with the SEC.  Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders.  In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

We file annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

  the annual information form;

  management's annual discussion and analysis of financial condition and results of operations;

  consolidated audited financial statements, which are prepared in accordance with IFRS, as issued by the IASB; and

  other information specified by the Form 40-F.

As a foreign private issuer, we are required to furnish the following types of information to the SEC under cover of Form 6-K:

  material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

  material information that the Company files with, and which is made public by, the TSX and the NYSE American; and

  material information that the Company distributes to its shareholders in Canada.

Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549.  Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room.  Investors may read and download the documents the Company has filed with the SEC's Electronic Data Gathering and Retrieval system ("EDGAR") at www.sec.gov.  Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

 The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part:

(i) the documents set out under the heading "Documents Incorporate by Reference";

(ii) the consents of the Company's auditor, legal counsel and technical report authors;

(iii) the powers of attorney from the directors and certain officers of the Company; and

(iv) the form of Indenture.

A copy of the form of any warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the U.S. Exchange Act.

THE COMPANY

Taseko is a Vancouver, B.C. headquartered mining company that is focused on the operation of the Gibraltar Mine, and on the development of the Florence Copper Project towards a construction decision and the advancement of the Yellowhead, New Prosperity, and Aley projects (the "Future Development Projects"). The Company was incorporated on April 15, 1966 under the laws of the Province of British Columbia and is governed by the BCBCA.  Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our operational head office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1. We operate our business through our subsidiaries, as described in our 2019 AIF.

Gibraltar

Our principal operating asset is our interest in the Gibraltar Mine, a large copper mine located in central British Columbia. Gibraltar is the second largest open pit copper mine in Canada, having produced 126 million pounds of copper in 2019 (on a 100% basis). Gibraltar also produces molybdenum and silver and has an expected mine life of at least 18 years based on Proven Mineral Reserves and Probable Sulphide Mineral Reserves of 564 million tons at a grade of 0.25% copper as of December 31, 2019. Between 2006 and 2013, we expanded and modernized the Gibraltar Mine ore concentrator, added a second ore concentrator, increased the mining fleet and made other production improvements at the mine. Following this period of mine expansion and capital expenditure, Gibraltar has achieved a stable level of operations and our focus is on further improvements to operating practices to reduce unit costs.

Florence

We are also proceeding with the development of the Florence Copper Project in Arizona. We completed construction of a production test facility (the "PTF") for the Florence Copper Project in 2018 and wellfield operations commenced in the fourth quarter of 2018. The PTF operated as planned in 2019, producing first copper from the SX/EW plant in April. The PTF wellfield is performing to its design, and the SX-EW plant is producing copper cathode quality equal to LME grade A. The second phase of the Florence Copper Project will consist of the permitting, construction and operation of the commercial ISCR facility. Completion of the ISCR production facility has an estimated capital cost of approximately US$204 million (plus reclamation bonding and working capital) on a Q4 2016 cost basis. We expect to fund a portion of the required construction costs using debt financing. We may also raise capital to fund construction through equity financings or asset sales, including royalties, sales of project interests, or through a joint venture.

Other Development Projects

We have a diverse pipeline of wholly-owned development projects at various stages of technical and economic feasibility studies, including the Yellowhead copper project, the Aley niobium project, and the New Prosperity gold and copper project. We also own the Harmony Gold Project, currently a dormant exploration stage gold property.

Corporate Strategy

Our strategy has been to grow by leveraging cash flow from the Gibraltar Mine to acquire and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our project focus is currently on the development of the Florence Copper Project and we have incurred $4.8 million in PTF operation and other project development costs for the three months ended March 31, 2020.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding working capital, potential future acquisitions, debt repayments and capital expenditures.  Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

 Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and debt capital, on a consolidated basis, since March 31, 2020, being the date of the Company's most recently filed consolidated financial statements incorporated by reference in this Prospectus other the grants of stock options, and issuances of additional common shares upon the exercise of outstanding stock options, as described further below under "Prior Sales".

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company during the 12 months prior to the date of this Prospectus.

Date Common Shares	Price per Security/Exercise Price per Security	Number of Securities
Issued pursuant to exercise of options
May 1 and 14, 2019	$0.38	237,000

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

Date	Type of Security Issued	Exercise or Conversion Price Per Common Share ($)	Number of Common Shares Issuable Upon Exercise or Conversion
May 29, 2019	Stock Options	$0.69	1,385,000
January 15, 2020	Stock Options	$0.72	1,096,000
May 6, 2020	Stock Options	$0.46	150,000

TRADING PRICE AND VOLUME

Our common shares are listed on the TSX and NYSE American under the trading symbol "TKO" and "TGB", respectively.  The following tables set forth information relating to the trading of the common shares on the TSX and NYSE American for the months indicated.

Month	TSX Price Range		Total Volume
	High	Low
May 2019	0.95	0.61	3,149,296
June 2019	0.74	0.61	3,276,263
July 2019	0.72	0.59	4,052,011
August 2019	0.63	0.50	3,803,896
September 2019	0.73	0.54	2,462,792

Month	TSX Price Range		Total Volume
	High	Low
October 2019	0.59	0.52	1,522,124
November 2019	0.63	0.51	1,556,902
December 2019	0.63	0.52	7,344,706
January 2020	0.79	0.56	6,553,704
February 2020	0.64	0.45	3,757,672
March 2020	0.52	0.28	3,859,185
April 2020	0.49	0.345	2,711,200
May 1 to 11, 2020	0.49	0.42	671,044

Month	NYSE American Price Range (in US$)(1)		Total Volume
	High	Low
May 2019	0.71	0.45	6,978,722
June 2019	0.56	0.455	11,335,940
July 2019	0.57	0.455	6,584,586
August 2019	0.47	0.38	9,468,170
September 2019	0.51	0.40	4,881,225
October 2019	0.45	0.39	5,194,664
November 2019	0.49	0.395	5,249,404
December 2019	0.49	0.395	11,445,639
January 2020	0.62	0.43	14,782,140
February 2020	0.485	0.34	9,565,439
March 2020	0.385	0.20	15,535,204
April 2020	0.35	0.24	7,946,661
May 1 to 11, 2020	0.355	0.30	2,240,791

Note 1: The price ranges noted in the NYSE American table are rounded to the nearest $0.005.

Month	LSE Price Range (in GB£)(1)		Total Volume
	High	Low
November 2019	0.325	0.325	69
December 2019	0.325	0.325	0
January 2020	0.475	0.324	34,234
February 2020	0.45	0.35	92,000
March 2020	0.35	0.275	24,403
April 2020	0.275	0.275	41,189
May 1 to 11, 2020	0.275	0.275	0

Note 1: The Common Shares were listed on the LSE on November22, 2019.

PLAN OF DISTRIBUTION

We may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers.  Underwriters may sell Securities to or through dealers.  We will file a Prospectus Supplement in connection with each offering of Securities.  Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102-Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities.  The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.  If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.  Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange.  Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice.  No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 246,194,219 shares were issued and outstanding as at May 12, 2020. The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities.  The Common Shares carry no pre-emptive or conversion rights.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares.  We will not offer Warrants for sale unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for.

Subject to the foregoing, we may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities.  Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.  Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

This summary of some of the provisions of the Warrants is not complete.  The statements made in the Prospectus relating to any warrant agreement and Warrants to be issued under the Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.  Investors should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the Warrants.  A copy of any warrant indenture or warrant agency agreement relating to an offering of Warrants will be filed by us with the applicable securities regulatory authorities in Canada following its execution.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement.  This description will include, where applicable:

• the designation and aggregate number of Warrants;

• the price at which the Warrants will be offered;

• the currency or currencies in which the Warrants will be offered;

• the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

• the number of common shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

• the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

• the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

• whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

• whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

• any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

• material Canadian and United States federal income tax consequences of owning the Warrants; and

• any other material terms or conditions of the Warrants.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to the Prospectus.  Subscription Receipts may be offered separately or together with other Securities, as the case may be.  The Subscription Receipts will be issued under a Subscription Receipt agreement.

In the event we issue Subscription Receipts, we will provide the original purchasers of Subscription Receipts a contractual right of rescission exercisable following the issuance of the underlying Securities to such purchasers.

The applicable Prospectus Supplement will include details of the Subscription Receipt agreement covering the Subscription Receipts being offered.  A copy of the Subscription Receipt agreement relating to an offering of Subscription Receipts will be filed by us with the applicable securities regulatory authorities after it has been entered into by us.  The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement.  This description will include, where applicable:

• the number of Subscription Receipts;

• the price at which the Subscription Receipts will be offered;

• the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

• the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Units;

• the number of number and type of Securities that may be exchanged upon exercise of each Subscription Receipt;

• conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

• the dates or periods during which the Subscription Receipts may be converted or exchanged;

• the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

• provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

• if applicable, the identity of the Subscription Receipt agent;

• whether the Subscription Receipts will be listed on any securities exchange;

• whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

• any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

• material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts.

Description of Debt Securities

We may issue Debt Securities in one or more series under an indenture (the "Indenture"), to be entered into among the Company and a trustee.  To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").  A copy of the form of the Indenture will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part.  The following description sets forth certain general material terms and provisions of the Debt Securities and is not complete.  If we issue Debt Securities, we will describe in the applicable Prospectus Supplement the particular terms and provisions of any series of the Debt Securities and a description of how the general terms and provisions described below may apply to that series of the Debt Securities.  Prospective investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information regarding the general material terms and provisions of the Debt Securities.  Prospective investors also should refer to the Indenture, as it may be supplemented by any supplemental indenture, for a complete description of all terms relating to the Debt Securities.  We will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that we are offering before the issuance of such Debt Securities.  We will also file the final Indenture, including any supplemental indenture, for any offering of Debt Securities on SEDAR.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur.  The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency.  Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company.  The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

• the title of the Debt Securities;

• any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

• the extent and the manner, if any, to which payment of principal, interest and premium, if any, on the Debt Securities will be subordinated to the prior payment of other liabilities and obligations;

• whether payment of principal, interest and premium, if any, on the Debt Securities will be unsecured or secured by certain assets of the Company and any applicable guarantors;

• whether payment of the Debt Securities will be guaranteed by any other person;

• the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

• the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

• the place or places we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

• whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether an on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

• whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

• whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

• the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

• whether we will make payments on the Debt Securities in a currency other than U.S. dollars;

• whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

• whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

• whether we will issue the Debt Securities as unregistered securities, registered securities or both;

• any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

• the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

• whether the holders of any series of Debt Securities have special rights if specified events occur;

• the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

• provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

• any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require us to repurchase the Debt Securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or if we have a change of control.

We may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell the Debt Securities at a discount below their stated principal amount.  We may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit.  In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries.  In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company.  The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company's other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series.  Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series.  We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee.  Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company.  Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants.  Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).  The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture.  Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities.  None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee.  We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, we will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities.  If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee.  In addition, we may at any time and in our sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities.  Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series.  Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency we designate, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer.  Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days we specify.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount.  If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor.  In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture.  Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form.  Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

• issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

• register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

• exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

• issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

To the extent the Indenture is governed by the Trust Indenture Act, we will file with the Trustee within 15 days after the Company files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

If we are not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to file with the SEC and provide the Trustee:

• within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

• within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed.

Events of Default

Unless specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

• the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

• the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

• the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

• the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

• certain events involving the Company's bankruptcy, insolvency or reorganization; and

• any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series.  A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

• the entire principal and interest of the Debt Securities of the series; or

• if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement.  If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity.  If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

We will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults.  We will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

• the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

• the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

• the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders' notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term "defeasance", it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture.  Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company's option:

• the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

• the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities.  These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

• an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

• an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

• a certificate of one of the Company's officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company's covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

• no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

• the Company is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

• other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more supplemental indentures (a "Supplemental Indenture") with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification.  However, without the consent of each holder affected, no such modification may:

• change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

• reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

• reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

• change the place or currency of any payment;

• affect the holder's right to require the Company to repurchase the Debt Securities at the holder's option;

• impair the right of the holders to institute a suit to enforce their rights to payment;

• adversely affect any conversion or exchange right related to a series of Debt Securities;

• reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

• reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture.  However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

• evidence its successor under the Indenture;

• add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

• add events of default;

• provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

• establish the forms of the Debt Securities;

• appoint a successor trustee under the Indenture;

• add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

• cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

• change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

To the extent the Indenture is governed by the Trust Indenture Act, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise.  The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation.  If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Units

We may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination.  Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit.  Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security.  The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

• the number of Units offered;

• the price or prices, if any, at which the Units will be issued;

• the currency at which the Units will be offered;

• the Securities comprising the Units;

• whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Units or the Securities comprising the Units;

• any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

• any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

RISK FACTORS

Before making an investment decision to purchase any Securities, investors should carefully consider the information described in this Prospectus and the documents incorporated or deemed incorporated by reference herein, including the applicable Prospectus Supplement.  There are certain risks inherent in an investment in the Securities, including the factors described in the 2019 AIF, in the 2019 Annual MD&A, the Interim MD&A and any other risk factors described herein or in a document incorporated or deemed incorporated by reference herein, which investors should carefully consider before investing.  Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.  Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole.  If any of the adverse effects set out in the risk factors described herein, in the 2019 AIF, in the 2019 Annual MD&A, in another document incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company.  Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company's business, financial condition and results of operations.  The Company cannot assure you that it will successfully address any or all of these risks.  There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in the 2019 AIF, in the 2019 Annual MD&A, in the other documents incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Risks relating to our business and our industry

Changes in the market price of copper, molybdenum and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of metals, primarily copper, and potentially molybdenum, gold and other metals and minerals.  The market price of copper is volatile and is affected by numerous factors beyond our control, including:

  copper demand, especially from China;

  the impact of the COVID-19 pandemic on the copper market and global financial markets more generally;

  expectations with respect to the rate of inflation;

  the relative strength of the U.S. dollar and certain other currencies;

  interest rates;

  global or regional political or economic conditions, including interest rates and currency values;

  global mine supply of metal;

  global demand for industrial products and jewelry containing metals; and

  sales by central banks and other holders, speculators and producers of copper, gold and other metals in response to any of the above factors.

 The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world.  Should demand weaken and consumption patterns change, in particular, if consumers seek out lower cost substitute materials, the price of copper could be materially adversely affected, which could negatively affect our business and results of operations.

 A decrease in the market price of copper and molybdenum would affect the profitability of Gibraltar and our ability to finance the exploration and development of our other mineral properties, which would have a material adverse effect on our business and results of operations.  There can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve.  If commercial quantities of copper, gold and other metals are discovered, there is no assurance that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

Coronavirus (COVID-19)

The Company's business could be adversely impacted by the effects of the Coronavirus or other epidemics.  In December 2019, a novel strain of the Coronavirus emerged in China.  It has now spread to many other countries, including Canada and the U.S., and infections have been reported globally.  The extent to which the Coronavirus impacts the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time.  At present, the possibility of a sustained slowdown in China's growth or demand for copper could affect the market price of copper as a whole.  Other uncertainties include the duration, severity and scope of the outbreak and the actions taken to contain or treat the Coronavirus outbreak.  In particular, the continued spread of the Coronavirus globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill programs, assaying, and other factors that will depend on future developments beyond the Company's control that may have a material and adverse effect on the its business, financial condition and results of operations.  There can be no assurance that the Company's personnel will not be impacted by such diseases and ultimately see its workforce productivity reduced or incur increased medical and related costs as a result of these health risks.  In addition, a significant outbreak of Coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects.

Moreover, the actual and threatened spread of the COVID-19 globally has had a material adverse effect on the global economy, could continue to negatively impact stock markets, including the trading price of our shares, could adversely impact our ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive and could result in any operations affected by COVID-19 becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

Fluctuations in foreign currency exchange rates could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in the Canadian dollar relative to the U.S. dollar could significantly affect our business, results of operations and financial condition.  As our Gibraltar operation is located in Canada, our costs are incurred primarily in Canadian dollars.  However, our revenue is based on the market price of copper and other metals and is denominated in United States dollars.  A strengthening of the Canadian dollar relative to the United States dollar will reduce our profitability, materially adversely affect our financial condition, and may also affect our ability to finance our Future Development Projects.  We do not currently enter into foreign currency contracts to hedge against currency risk.

Mining is inherently risky and operations are subject to conditions or events beyond our control, which could have a material adverse effect on our business and results of operations.

Mining involves various types of risks and hazards, including:

  uncertainties inherent in estimating mineral reserves and mineral resources;
  environmental hazards;
  discharge of pollutants or hazardous chemicals;
  industrial or environmental accidents;
  machinery breakdown;
  metallurgical and other processing problems;
  unusual or unexpected rock formations and other geological problems;
  structural cave-ins or slides;
  flooding;

  fire;
  metals losses; and
  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses and possible legal liability.  Interruptions to our mining or processing operations may adversely impact our ability to continue production of concentrate at expected rates, with the result that our business and results of operations may be materially adversely affected.

We may not be able to obtain adequate insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry.  We may suffer a material adverse impact on our business and results of operations if we incur losses related to any significant events that are not covered by insurance policies.

There is no assurance that the Florence Copper Project PTF will operate as designed or that we will be able to secure the required permitting or financing to proceed with commercial development of the Florence Copper Project.

There is no assurance that the Florence Copper Project PTF will operate as designed or establish that the in-situ extraction of copper can be completed as currently contemplated in our feasibility study for the Florence Copper Project. In addition, the results of the production test facility operations may indicate that changes to our ISCR mining operations may be required, which may result in higher than anticipated construction and operating costs for a commercial ISCR development of the Florence Copper Project.  Further, any inability of the PTF to demonstrate that hydraulic control of underground leach solutions can be maintained may adversely impact on our ability to achieve the required permits for a commercial ISCR production facility at the Florence Copper Project. These required permits for commercial production have not been obtained, will be subject to regulatory review and may be subject to stakeholder opposition. If we do make a production decision to proceed with commercial development of the Florence Copper Project, we will require substantial additional financing to complete construction. There is no assurance that this financing will be available to us on favourable terms when required.

Risks associated with the development of the Florence Copper Project.

The development and commencement of commercial production at the Florence Copper Project is key to the Company's future strategy.

The Florence Copper Project, given its unique geological conditions, will deploy an in situ wellfield recovery method that, while in use in other resource extraction sectors (most notably in uranium), will be one of the first of its kind to extract copper at commercial levels relying solely on this method. This in situ mining method of the Florence Copper Project presents additional development ramp-up risks and complexity compared to a traditional underground or open pit operation which could result in delays, interruptions, lower recoveries than forecasted and/or increased costs to the development of the Project.

Demonstration of feasibility of the production test facility is a key element of any decision to move towards full commercial development at the Florence Copper Project. However, there is no assurance that the PTF will establish that the in-situ extraction of copper at the Florence Copper Project can be completed as currently contemplated in the feasibility study for the Florence Copper Project. Specifically, there is no assurance that the PTF will establish that the recoveries of leach copper solution, known as sweep efficiencies, will be as expected. In addition, the results of the PTF operations may indicate that changes to mining operations at the Florence Copper Project may be required, which may result in delays and/or higher than anticipated construction and operating costs for commercial development of the Florence Copper Project.

Development of the Florence Copper Project could also be delayed, experience interruptions, incur increased operating and capital costs or be unable to complete due to a number of factors, including but not limited to:

  delays in receiving the updated permits required for development of the commercial facility;
  litigation which could take several years and significant costs to defend and resolve;
  non-performance by third party consultants and contractors;
  inability to attract, train and retain a sufficient number of qualified workers;
  unforeseen escalation in anticipated costs of development, or delays in construction;
  material decreases in the expected recovery of copper through the in-situ process;
  increases in expected wellfield costs including the number and scale up of wells, as well as drilling, material and labour costs;
  shortages or delays in obtaining critical processing equipment;
  catastrophic natural events such as drought, flooding or storms; or
  the breakdown or failure of equipment or processes.

It is not uncommon for mining developments to experience these factors during their construction, commissioning and production start-up, or indeed for such projects to fail or experience significant delays as a result of one or more of these factors occurring to a material extent.

There can be no assurance that the Company will complete the various stages of development necessary in order to achieve its strategy in the timeframe expected by the Company or at all. Any of these factors may have a material adverse effect on the development of the Florence Copper Project and, consequently the Company's business, results of operations and activities, financial condition and prospects.

We are subject to extensive governmental regulation of all aspects of our business.

Our operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of tailings and other wastes generated by our operations;
  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  labor standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to secure approvals or comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in our incurring significant expenditures.  We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

We are subject to risks related to government regulation, permits, licenses and approvals.

Government regulations relating to mineral rights tenure, permission to disturb areas, land use and the right to operate can adversely affect Taseko.  Our exploration, development and operations will require permits, licenses and approvals from various governmental authorities.

There can be no assurance that all necessary permits, licenses and approvals will be obtained or updated on a timely basis in order for us to carry out planned exploration, development or operational activities on our properties, including the planned development of the Future Development Projects, and, if obtained or updated, that the costs involved will not exceed those that we have estimated.  It is possible that the costs and delays associated with the compliance with the standards and regulations under such permits, licenses and approvals could result in Taseko not proceeding with the development or operation of its projects.

Although the Florence Copper project was previously permitted for a period and has obtained a number of the required permits, licenses and approvals, the Florence Copper project is currently updating and amending certain permits through a well-defined amendment process, but there can be no assurance as to the outcome of this process.  There are, and may in the future be, legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper project, and there can be no assurance that such challenges will successfully be defeated.  Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control.  Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

There is considerable uncertainty as to our ability to obtain the required permits for development of the Prosperity Project.  The Federal Minister of the Environment has concluded under its environmental assessment completed under the Canadian Environmental Assessment Act, 2012 that the project is likely to cause significant adverse environmental effects that cannot be mitigated.  We disagree with this determination and have filed application in the Canadian Federal Court for a judicial review of the decision of the Minister of the Environment with the objective of obtaining a court order that would quash the Minister's decision.  We have also filed a civil claim in the British Columbia Supreme Court in which we are seeking damages from the government of Canada in connection with our allegation that it failed to meet the legal duties that were owed to us in carrying out the environmental review process.  Given the uncertainty inherent in these legal proceedings and the current decision of the Minister, there is considerable uncertainty as to whether we will be able to obtain the required permitting for the development of the New Prosperity project.  As a result, we no longer consider this project material to our operations.

The Company is reliant on rail transportation of production from the Gibraltar Mine.

Copper concentrate production from the Gibraltar Mine is transported by rail to the Pembina port terminal in Vancouver utilizing the CN rail line. In the event of any interruption to this service, the Company would likely be limited to trucking in order to transport its production to this port terminal. Transporting concentrate production by truck is more expensive and subject to greater scheduling constraints to facilitate the timely loading of ships at the Port of Vancouver.

In the event that the Company is unable to transport its concentrate production by rail on a reliable basis over routine timing intervals, this could lead to increased transport costs and variability in the timing of the receipt of revenues which would have a material effect on the Company's business and financial condition.

Disruption to the services provided by the CN rail line or the Port of Vancouver in connection with the shipping of our copper concentrate could have a material adverse effect on our business. While we have not experienced a disruption to these services as a result of COVID-19, there is no guarantee that these services will not experience work stoppages as a result of government intervention to slow the spread of COVID-19.

We may be adversely affected by our inability to control operating costs.

Our profitability depends in part on our ability to control operating costs. Increased demand for and cost of labor, services, equipment and other key inputs, such as diesel fuel, steel, electricity and other operating supplies, could cause operating costs at Gibraltar to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project operating, development or construction costs, result in project delays, or both. Increases in operating costs at Gibraltar may materially adversely affect our business and results of operations.

Our ability to expand or replace depleted reserves and the possible recalculation of our reserves and resources could materially affect our business and results of operations.

Our reported mineral reserves and mineral resources are only estimates.  No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated.  Mineral reserve and mineral resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative.  Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, changes in the mine plan or pit design, or increasing capital costs may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of mineral reserves and/or mineral resources.  Moreover, short-term operating factors relating to the mineral reserves and mineral resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect our profitability in any particular accounting period.

There are uncertainties inherent in estimating proven mineral reserves and probable mineral reserves and measured mineral resources, indicated mineral resources and inferred mineral resources, including many factors beyond our control.  Estimating mineral reserves and mineral resources is a subjective process.  Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable.  It is impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences.  Failure to identify and account for such occurrences in our assessment of mineral reserves and mineral resources may make mining more expensive and cost ineffective, which could have a material and adverse effect on our business and results of operations.

There is no assurance that mineral reserve and mineral resource figures are accurate, or that the mineral reserves or mineral resources can be mined or processed profitably.  Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability.  You should not assume that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category or that any or all of an inferred mineral resource exists or is economically or legally feasible to mine.

In addition, since mines have limited lives based on proven and probable mineral reserves, we continually seek to replace and expand our reserves.  Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves.  If proven mineral reserves or probable mineral reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

Any material reductions in estimates of mineral reserves and/or mineral resources, or our ability to extract those resources, could have a material adverse effect on our business and results of operations.

As our existing copper and molybdenum offtake agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns, or other variables.

As our copper and molybdenum offtake agreements at Gibraltar expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales.  If we cannot renew these copper and molybdenum supply agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits would suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms.  To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement.  This volatility could materially adversely affect our business and results of operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavorable.

Our ability to operate our company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

There is no assurance that we will be able to renegotiate our existing union agreement for Gibraltar when it expires in 2021.

We have a union agreement in place for our unionized employees at Gibraltar which expires in 2021. If we are unable to renew this union agreement on acceptable terms when it becomes subject to renegotiation, we could experience a disruption of operations, higher labor costs or both. A lengthy strike or other labor disruption could have a material adverse effect on our business and results of operations.

We are subject to risks related to environmental matters.

All of our exploration, development, and mining operations are subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether.  Many environmental laws and regulations require us to obtain and update permits for our activities from time to time, which may include environmental impact analyses, cultural resources analyses and public review processes.  We must comply with stringent environmental legislation in carrying out work on our projects.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  It is possible that future changes in environmental laws, regulations and permits, or changes in their enforcement or regulatory interpretation, could increase the cost of, or altogether prohibit, carrying out exploration, development, or operation of our projects or any other properties we may acquire.  Further, compliance with new or additional environmental legislation may result in delays to the exploration and development activities.  It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically re-evaluated at that time.

We may be subject to potential risks and liabilities associated with the protection of the environment, as a result of our mineral exploration, development and production.  To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy such liabilities would reduce funds otherwise available to us and could have a material adverse effect on us.  If we are unable to fully remedy an environmental liability, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.  The potential exposure may be significant and could have a material adverse effect on us.

Our actual costs of reclamation and mine closure costs may exceed current estimates.

We are required to prepare and file reclamation and mine closure plans for the Gibraltar Mine with the B.C. Ministry of Energy and Mines and to post security for the estimated costs to complete this reclamation and mine closure work. The Gibraltar reclamation and mine closure plans are updated every five years and the amount of security for reclamation bonding is agreed based on this plan. The most recent five year reclamation and closure plan was submitted in March 2017 and security of $50.0 million (100% basis) has been posted as of December 31, 2019 to meet reclamation bonding requirements for the Gibraltar Mine, and this amount may need to be increased in the future. Additional security in the amount of $8.3 million has been provided to meet reclamation bonding requirements for the Florence Project and this amount will need to be increased in the future if the project is developed into a commercial operation. The Company has also recorded total provisions for environmental rehabilitation for all its properties of $66.4 million in its consolidated financial statements as of December 31, 2019, which has been calculated in accordance with International Financial Reporting Standards. There is no assurance that our bonding requirements, the recorded provision for environmental rehabilitation, and the actual costs of reclamation and mine closure for each of our properties will not exceed current estimates or that the estimated costs will not increase in the future when our reclamation and mine closure plans are updated. Accordingly, the amount we are required to spend on reclamation and mine closure activities could be materially different from current estimates. Any additional amounts required to be spent on bonding requirements, reclamation costs, and mine closure activities could materially adversely affect our business and results of operations.

We are subject to risks related to the title of the properties that we own and lease.

Our mining operations are conducted on properties owned, subject to claims or leased by us from provincial and state governments.  Although we have exercised reasonable due diligence with respect to determining title to properties we own or lease, there is no guarantee that title to such properties and other tenure will not be challenged or impugned.  No assurances can be given that there are no title defects affecting the properties.  There may be valid challenges to the title of our properties which, if successful, could make us unable to operate our properties as planned or permitted, or unable to enforce our rights with respect to our properties.  In British Columbia, the rights of aboriginal peoples and their claims to much of British Columbia's land area are not settled.

In addition, we may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven mineral reserves and probable mineral reserves at our Future Development Projects or to advance our exploration-stage Harmony gold project.  Furthermore, our leasehold interests could potentially be at risk if mining operations are not commenced during the term of the lease.

The Canadian and U.S. governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company's ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company's ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

Our business requires substantial capital expenditures.

Our business is capital intensive and requires construction of new mines and infrastructure and maintenance of existing operations.  Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures.  While the capital expenditures required to build-out Gibraltar have been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce.  We make no assurances that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our future capital expenditures.  Moreover, increases in costs of key inputs may substantially increase our capital expenditures.  Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

The Florence, Aley and New Prosperity projects will each require substantial financing to be arranged prior to construction and development of these properties.  Such financing could include a possible combination of debt and equity financing.  On May 12, 2010, we entered into a gold streaming transaction agreement for the New Prosperity project with Franco-Nevada Corporation ("Franco-Nevada"), whereby we may receive funding in staged deposits totaling US$350 million.  The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the Prosperity project plan that we had agreed with them must receive appropriate governmental approval.  Because our revised New Prosperity project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days' written notice to Taseko.  However, we believe Franco-Nevada currently has no economic incentive to do so.  If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada's agreement to reconfirm the terms of our gold streaming transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation.  The investment by Franco-Nevada is also subject to certain other conditions precedent which we may not be able to satisfy.  There can be no assurance that gold stream, debt or equity financing will be available on acceptable terms.  Other risks include those typical of large mine development projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, opposition by aboriginal peoples and environmental groups, and accommodation of local and community concerns.  The economics of the feasibility study are sensitive to the U.S. dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Increased competition could adversely affect our ability to attract necessary capital funding and could adversely affect our ability to acquire suitable mineral properties for development in the future.

The mining industry is intensely competitive.  Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals.  We are at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do.  We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals.  Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

We are subject to risks related to litigation.

We are or may be subject to legal proceedings related to the development of our projects, our operations, titles to our properties, environmental issues and shareholder or other investor lawsuits.  Given the uncertain nature of these actions, we cannot reasonably predict the outcome thereof.  If we are unable to win or favorably settle any lawsuits, it may have a material adverse effect on us.

There is no assurance that any of our expansion or development plans will not be opposed.

There is an increasing level of awareness relating to the perceived environmental and social impacts of mining activities.  Opposition to mining activities by communities or indigenous groups, including aboriginal peoples, may have an impact on our ability to proceed with the expansion or development of our projects and the timetable and costs for these projects.  While we are committed to operating in a socially responsible manner, there can be no assurance that our community relations efforts will mitigate this potential risk.  Opponents of the Florence Copper project have in the past, and may in the future, file legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper project, and there can be no assurance that such challenges will successfully be defeated.  Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control.  Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

The planned development of the Florence Copper Project has been subject to a number of unsuccessful challenges, and is currently subject to two active claims.

Opponents of the Florence Copper Project have in the past, and may in the future, file legal challenges to the validity of permits, licences and approvals sought and/or obtained by the Company in relation to the Florence Copper Project, the defence of which can be a complex, time-consuming and costly process and there can be no assurance that such challenges will successfully be defeated, with success being contingent upon many variables outside of the Company's control. There are currently two claims relating to the Company's proposed development of the Florence Copper Project:

Town of Florence v. Florence Copper Inc. The Town of Florence challenged the ability of Florence Copper Inc. ("FCI") to operate the ISCR on its property using its power of eminent domain. Eminent domain refers to the power of the government to take private property and convert it into public use. The Fifth Amendment of the U.S. Constitution provides that the government may only exercise this power for certain purposes and it must provide just compensation to the property owners. The total size of the Florence Project area is 1,182 acres. In addition, 160 additional acres are classified as State Trust Land. State Trust Lands are public lands granted to the state (Arizona) by the United States to be held or sold generally by the state for the benefit of public schools in Arizona. Consequently the Town's use of eminent domain was not applicable to the 160 acres of State Trust Land on which the PTF is located is outside of the Town's jurisdiction. In addition to the claim of eminent domain, a declaratory judgment was sought against a 2003 Development Agreement between the Town and FCI's predecessor-in-interest, which authorized the property owner to undertake copper mining on the property as a legal nonconforming use within the Town. The Town has asserted that the use of the land as a mine is not in compliance with the relevant zoning on the property. In January 2019, the trial court ruled in FCI's favour on the grounds that its operations were in accordance with the Development Agreement. This ruling is currently the subject of appeal by the Town. Whilst the Company is confident that the Town's appeal will be unsuccessful, if the appellate court reverses the lower court's ruling and denies FCI's right to legally mine on its private property, mining can only occur on the state trust land parcel where the PTF is located. In this scenario, Florence Copper could appeal the decision to the state supreme court but there is no certainty that the court would agree to hear the case. If the appellate court upholds FCI's right to mine on its private property, the Town could exercise its power of eminent domain to take the property from Florence Copper. However, under Arizona's Constitution, the Town must pay Florence Copper the fair market value of the condemned property. The value of this property as a copper mine significantly exceeds the Town's annual budget, thus it is unlikely that the Town could take the property through an eminent domain action.

Town of Florence, et al. v. ADEQ, Florence Copper-Intervenor The Town and SWVP-GTIS MR, LLC ("SWVP") unsuccessfully challenged ADEQ's grant of a Temporary Aquifer Protection Permit ("TAPP") to FCI and have now filed an appeal to the Arizona Court of Appeals. The TAPP is a key operating permit that applies to the public and privately-held lands that make up the Florence Copper Project. Briefing on the appeal is complete. A ruling is expected within the next 12 months. Under Arizona law, judicial deference is given to appeals of state agency actions. The court reviews the evidence in the light most favorable to upholding the agency's decision and will not substitute its judgment for that of the agency regarding factual questions and agency expertise. The challenge of the TAPP involves two technical issues only and no new facts or evidence has been introduced by the appellants. Consequently the Company has been advised that it is unlikely that the appellate court will overturn ADEQ's decision to award the TAPP because to do so, the court must conclude that the agency's action is contrary to law, not supported by substantial evidence, is arbitrary and capricious, or is an abuse of discretion. If the appellate court reverses the trial court's ruling, which upheld the TAPP, the PTF can continue to operate unless an injunction is issued by the court requiring Florence Copper to cease operations. In this scenario, in order to continue development of the Florence Copper Project, the Company would be required to submit another permit application to ADEQ that addresses the issue of concern to the appellate court. For both of the active cases described above the Company has been advised that the appellate courts are unlikely to overturn the existing judgments. However, both judgments are the subject of appeal, with rulings expected in the next 12 to 24 months and there can be no assurance that the Company's planned development of the Florence Copper Project will not be adversely affected by these claims, including further challenges to the Florence Copper Project. If such appeals are successful the Company's planned development of the Florence Copper Project could be delayed or restricted, or may not occur, which would have a material adverse effect on the Company's business, financial condition and prospects.

Risks associated with the development of the Florence Copper Project.

The development and commencement of commercial production at the Florence Copper Project is key to the Company's future strategy. The Florence Copper Project, given its unique geological conditions, will deploy an in-situ wellfield recovery method that, while in use in other resource extraction sectors (most notably in uranium), will be one of the first of its kind to extract copper at commercial levels relying solely on this method. This in-situ mining method of the Florence Copper Project presents additional development ramp-up risks and complexity compared to a traditional underground or open pit operation which could result in delays, interruptions, lower recoveries than forecasted and/or increased costs to the development of the Project. Demonstration of feasibility of the PTF is a key element of any decision to move towards full commercial development at the Florence Copper Project. However, there is no assurance that the PTF will establish that the in-situ extraction of copper at the Florence Copper Project can be completed as currently contemplated in the feasibility study for the Florence Copper Project. Specifically, there is no assurance that the PTF will establish that the recoveries of leach copper solution, known as sweep efficiencies, will be as expected. In addition, the results of the PTF operations may indicate that changes to mining operations at the Florence Copper Project may be required, which may result in delays and/or higher than anticipated construction and operating costs for commercial development of the Florence Copper Project. Development of the Florence Copper Project could also be delayed, experience interruptions, incur increased operating and capital costs or be unable to complete due to a number of factors, including but not limited to:

  delays in receiving the updated permits required for development of the commercial facility;
  litigation which could take several years and significant costs to defend and resolve;
  non-performance by third party consultants and contractors;
  inability to attract, train and retain a sufficient number of qualified workers;
  unforeseen escalation in anticipated costs of development, or delays in construction;
  material decreases in the expected recovery of copper through the in-situ process;
  increases in expected wellfield costs including the number and scale up of wells, as well as drilling, material and labour costs;
  shortages or delays in obtaining critical processing equipment;
  catastrophic natural events such as drought, flooding or storms; or
  the breakdown or failure of equipment or processes.

It is not uncommon for mining developments to experience these factors during their construction, commissioning and production start-up, or indeed for such projects to fail or experience significant delays as a result of one or more of these factors occurring to a material extent.

There can be no assurance that the Company will complete the various stages of development necessary in order to achieve its strategy in the timeframe expected by the Company or at all. Any of these factors may have a material adverse effect on the development of the Florence Copper Project and, consequently the Company's business, results of operations and activities, financial condition and prospects.

Our various development projects, which are still under development, will require substantial additional financing for completion, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

The development of a mining project is a complex and challenging process that may take longer and cost more than initially projected, or may not be completed at all. In addition, anticipated production capacity may never be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments.  Operating delays may cause reduced production and cash flow while certain fixed costs, such as loan payments, may still have to be paid on a predetermined schedule.

Moreover, completion of the development projects is subject to, among other things, the commercial availability of adequate financing.  Even if financing is available, the 2017 Secured Note Indenture contains, and agreements for future financings will likely contain, a number of restrictive covenants that impose significant financial restrictions on us, including on our ability to incur additional debt. These restrictions could significantly limit our ability to obtain adequate financing for the development of the development projects. Without funds available to finance construction and development activities, the development projects may not be completed and the potential benefits of the development projects may never be realized.  There can be no assurance that the development projects will ever materially contribute to our revenues, and capital expenditures for our development projects may materially adversely affect our business and results of operations.

In addition, there can be no assurance that our exploration efforts will result in the discovery of significant mineralization or that any mineralization discovered will result in an increase of our proven mineral reserves or probable mineral reserves. If proven mineral reserves or probable mineral reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment.

The need for infrastructure could delay or prevent us from developing our development projects.

Completion of the development of our projects is subject to various requirements, including government permitting and the need to establish power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these services could prevent or delay development of our projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

• the development of our projects will be commenced or completed on a timely basis, if at all;

• the resulting operations will achieve the anticipated production volume; or

• the construction costs and ongoing operating costs associated with the development of our projects will not be higher than anticipated.

Aboriginal peoples' title claims and rights to consultation and accommodation may impact our ability to expand our existing operations and proceed with our development projects.

Provincial and federal governments in Canada are required by law to consult with aboriginal peoples with respect to the issuance or amendment of project authorizations in Canada and to try to accommodate aboriginal peoples' needs to the extent considered appropriate. There is considerable uncertainty as to the meaning, implications and use of the word "accommodate." In practice, it is extraction industry participants who are often left to engage with affected local aboriginal communities with the goal often being the achievement of an impacts and benefits agreement. Such agreements may provide promises of priority for employment opportunities, the provision of commercial services such as transportation and catering, social, educational and environmental initiatives and cash payments. This consultation and accommodation may affect the timetable and costs of our development projects and may impact the manner in which we proceed with the development of these projects

Shareholder activism.

We have in the past been subject to, and may in the future become the target of, shareholder activist activities.  The effects of shareholder activist activities could have a negative effect on Taseko and its business.  We cannot predict with certainty the outcome of any future shareholder activist activities.

Risks Relating to our Indebtedness

Our high level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

Our total long-term debt was $357.0 million as of December 31, 2019. Our high level of indebtedness could have important consequences to us:

  making it more difficult for us to satisfy our obligations with respect to the 2017 Secured Notes and any other existing or future debt;

  limiting our ability to obtain additional financing to fund Future Development Projects, working capital, capital expenditures, acquisitions or other general corporate purposes;

  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for investments, working capital, capital expenditures, acquisitions and other general corporate purposes;

  increasing our vulnerability to general adverse economic and industry conditions;

  limiting our flexibility in planning for and reacting to changes in the industry in which we operate;

  placing us at a disadvantage compared to other, less leveraged competitors; and

  increasing our cost of borrowing.

In addition, the 2017 Secured Note Indenture contains, and any future debt may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest.  Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of some or all of our debt.

We and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our high level of indebtedness.

The terms of the 2017 Secured Note Indenture permit us to incur substantial additional indebtedness in the future, including to finance working capital, capital expenditures, investments or acquisitions and including under any future credit facility, as defined in the 2017 Secured Note Indenture (a "Future Credit Facility") or other "First Lien Debt", as defined in the 2017 Secured Note Indenture ("First Lien Debt").  Although the 2017 Secured Note Indenture will limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, and to incur liens to secure such indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial.  To the extent that we incur additional indebtedness, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash.  Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the 2017
Secured Notes, and to fund planned capital expenditures and other general corporate purposes, among other things, will depend on our ability to generate cash in the future.  This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  We cannot assure you that our business will generate sufficient cash flow from operations or that future capital will be available to us in an amount sufficient to enable us to make payments on or to refinance our indebtedness, including the 2017 Secured Notes, or to fund our other liquidity needs.  If our cash flows and capital resources are insufficient to allow us to make payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the 2017 Secured Notes, on or before maturity.  We cannot assure you that we will be able to refinance any of our indebtedness, including the 2017 Secured Notes, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our debt service obligations.  If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it would significantly adversely affect our financial condition, the value of our outstanding debt and our ability to make any required cash payments under our indebtedness.

The terms of existing indebtedness will, and future indebtedness may, restrict our current and future operations, particularly our ability to respond to changes in our business and to take certain actions.

The instruments governing our current indebtedness contain, and agreements governing future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

  transfer and sell assets;

  pay dividends or distributions on our capital stock, repurchase our capital stock, make payments on subordinated indebtedness and make certain investments;

  incur additional debt;

  create or incur liens on our assets;

  create restrictions on the ability of our restricted subsidiaries to pay dividends, make loans or sell assets to us or any of our restricted subsidiaries;

  merge, amalgamate or consolidate with another company; and

  enter into transactions with affiliates.

The covenants in the 2017 Secured Note Indenture are subject to certain exceptions and qualifications.  In addition, if we enter into a Future Credit Facility in the future, it will likely contain financial covenants, including maintenance covenants that would require us to satisfy such covenants on an ongoing basis.  Our ability to comply with these financial covenants can be affected by events beyond our control.

A breach of the covenants under the 2017 Secured Note Indenture, or under any agreements for future indebtedness, could result in an event of default under the applicable indebtedness.  Such a default may allow the creditors of the defaulted indebtedness to accelerate the related debt and may also result in the acceleration of any other debt which has a cross-acceleration or cross-default provision to the related debt.  Furthermore, if we were unable to repay the amounts due and payable under any secured arrangement, those respective lenders could proceed against the collateral securing such indebtedness, which could include our interest in Gibraltar and Gibraltar's interest in the JVOA.  In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of restrictions contained in the 2017 Secured Note Indenture, and that may be contained in any agreements for future indebtedness, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

A lowering or withdrawal of the credit ratings assigned to our debt securities by rating agencies may adversely increase our future borrowing costs and reduce our access to capital.

Any credit rating assigned to us could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.  Any downgrade by a rating agency may result in higher borrowing costs and could decrease earnings.  Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Our 2017 Secured Notes are denominated in U.S. dollars, and we may incur additional debt in the future denominated in U.S. dollars.

The 2017 Secured Notes are, and our future indebtedness may be, denominated in U.S. dollars.  Fluctuations in exchange rates may significantly increase or decrease the amount of debt and interest expense recorded in our financial statements.  We do not currently employ derivative instruments to hedge foreign exchange risk related to our U.S. dollar denominated debt.

We may not have the ability to raise funds necessary to finance any change of control offer required under the 2017 Secured Note Indenture.

If a change of control (as defined in the 2017 Secured Note Indenture) occurs, we will be required to offer to purchase the 2017 Secured Notes at 101% of their principal amount plus accrued and unpaid interest.  Our ability to repurchase 2017 Secured Notes upon such a change of control would be limited by our access to funds at the time of the repurchase and the terms of our other debt agreements.  The source of funds for any purchase of 2017 Secured Notes would be our available cash, cash generated from our subsidiaries' operations or other sources, including sales of assets and issuances of debt or equity.  In addition, any Future Credit Facility or other debt agreement that we may enter into in the future may contain provisions relating to a change of control.  Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under any Future Credit Facility or other debt agreement that we may enter into in the future.  The source of funds for these repayments would be the same sources noted above to repurchase the notes upon a change of control.  However, we cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future, in which case the lenders under any secured debt instruments would have the right to foreclose on our assets, which would have a material adverse effect on us.  Furthermore, certain events that constitute a change of control could also constitute an event of default under any future indebtedness, and we might not be able to obtain a waiver of such defaults.  In order to avoid the obligations to repurchase the notes upon a change of control, we may have to avoid transactions that would otherwise be beneficial to us.

The 2017 Notes mature in 2022 and will require refinancing.

A substantial portion of the Company's debt matures in 2022 exposing the Company to risks relating to the refinancing of such debt. While the Company currently intends to refinance the 2017 Notes with new bonds, there is no certainty that the Company will be able to refinance the 2017 Notes in their entire amount. Further the Company's ability to obtain debt financing will depend, inter alia, on prevailing financial market conditions at the time and the Company's business performance. Successful refinancing of the bonds is dependent upon a number of factors many of which are outside of the Company's control including the copper price which directly impacts the Company's profitability and debt capacity and capital market factors including prevailing interest rates at the time of refinance. Furthermore, any additional debt financing may involve restrictive covenants, which may limit or affect the Company's operating and financial flexibility. In the event the Company cannot refinance its debt on acceptable terms or at all, this could adversely affect its ability to carry out its operations.

Risks Related to Future Offerings

There is no existing trading market for the Warrants, Subscription Receipts, Debt Securities or Units.

There is no existing trading market for the Warrants, Subscription Receipts, Debt Securities or Units.  As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (if at all).  We may not list the Warrants, Subscription Receipts, Debt Securities or Units on any Canadian or U.S. securities exchange.

Multiple listings on the TSX, NYSE American and LSE may lead to an inefficient market in the Company's shares.

Multiple listing of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges.

The Common Shares are quoted on TSX, NYSE American, and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE American and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, in US Dollars on the NYSE American, and in pounds sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Future Sales May Affect the Market Price of the Company Shares.

In order to finance future operations, we may determine to raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares.  We cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.  These sales may have an adverse impact on the market price of our Common Shares.

Our management will have substantial discretion concerning the use of proceeds.

Our management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof.  As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement.  Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable.  The results and effectiveness of the application of the net proceeds are uncertain.

There is no assurance that we will pay dividends in the future.

We have not paid any dividends on our Common Shares to date.  Payment of any future dividends, if any, will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.  Accordingly, there is no assurance that we will pay any future dividends on our Common Shares

There is currently no market through which the Securities, other than the Common Shares, may be sold.

There is currently no market through which the Securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, any Warrants, Subscription Receipts and Units will not be listed on any securities or stock exchange or any automated dealer quotation system.  As a consequence, purchasers may not be able to resell the Securities, other than the Common Shares, purchased under this Prospectus.  This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation.  There can be no assurance that an active trading market for our Securities will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

Risks Related to the Company being a Canadian Company

The Company is a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA.  The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders' suits, indemnification of directors and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because we are a "foreign private issuer" under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

  the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year.  We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements.  For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a "U.S. person" (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by McMillan LLP, Vancouver, B.C.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia and Toronto, Ontario.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

  McMillan LLP, with respect to certain legal matters related to this Prospectus;

  KPMG LLP, Chartered Professional Accountants, as the external auditor of the Company who reported on the Company's audited financial statements for the years ended December 31, 2019 and 2018, as filed on SEDAR and incorporated into this Prospectus by reference;

  Richard Weymark, P. Eng, MBA, Qualified Person for the Company, as defined by NI 43-101, with respect to the following technical reports referred to in our 2019 AIF and in this Prospectus:

    "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project, British Columbia, Canada" dated January 16, 2020;

    "Technical Report on the Mineral Reserve Update at the Gibraltar Mine" dated November 6, 2019; and

  Dan Johnson, P.E., Qualified Person for the Company, as defined by NI 43-101, with respect to the respect to the following technical report referred to in our 2019 AIF and in this Prospectus:

    "NI 43-101 Technical Report - Florence Copper Project" originally dated February 28, 2017 with and effective date of January 16, 2017, and amended and restated December 4, 2017.

With respect to each of the aforementioned firms or persons other than KPMG LLP, to our knowledge, each of such firms or persons holds less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports.  None of such firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.  Based on information provided by the relevant persons and with the exception of Richard Weymark who is an employee of the Company, none of the such firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company, that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia).  All but one of our directors, all of our officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States.  We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States.  It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian legal counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes.  We have also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed our subsidiary Florence Copper Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Securities under the Prospectus.

CONTRACTUAL RIGHTS OF RESCISSION

In addition to statutory rights of withdrawal and rescission, original purchasers of warrants (if offered separately from other Securities) and Subscription Receipts will have a contractual right of rescission against the Company in respect of the exercise of such warrant or subscription receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the warrant or subscription receipt (or units comprised partly thereof), as the case may be, the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the warrant or subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant or subscription receipt under this prospectus.  This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.